Exhibit 99.1

HUTCHMED Reports 2025 Full Year Results and Business Updates

— Geographic expansion driving ex-China sales growth; indication expansions driving China sales growth —

— $457 million net income, driven by profitable core operations and non-core disposal —

— Rapidly progressing groundbreaking ATTC technology, a source of novel drug candidates with broad therapeutic potential —

— Pursuing potential opportunities for partnering ATTC candidates with multinational pharmaceutical companies —

Hong Kong, Shanghai & Florham Park, NJ — Thursday, March 5, 2026: HUTCHMED (China) Limited (“HUTCHMED”, the “Company” or “we”) (Nasdaq/AIM:HCM; HKEX:13) today reports its financial results for the year ended December 31, 2025 and provides updates on key clinical and commercial developments.

HUTCHMED to host results webcasts at 8:00 a.m. EST / 1:00 p.m. GMT / 9:00 p.m. HKT in English on Thursday, March 5, 2026, and tomorrow at 8:30 a.m. HKT in Chinese (Putonghua) on Friday, March 6, 2026. After registration, investors may access the live webcast at www.hutch-med.com/event.

All amounts are expressed in US dollars unless otherwise stated. A glossary of abbreviations is on page 29.

Global commercial progress, delivery of sustainable growth and robust balance sheet

•	FRUZAQLA® (fruquintinib ex-China) in-market sales by Takeda were up 26% to $366.2 million (2024: $290.6m), propelled by successful launches, and additional reimbursement coverage, driven by need for novel non-chemotherapy treatments in CRC and ongoing positive experiences of oncologists in 3L+.

•	ELUNATE® (fruquintinib in China) in-market sales were $100.1 million (2024: $115.0m), with strong growth in H2 (H2 up 33% vs. H1).

•	ORPATHYS® (savolitinib) triggered an $11.0 million milestone payment from AstraZeneca for securing China approval for its third lung cancer indication.

•	Net income attributable to HUTCHMED of $456.9 million (2024: $37.7m), with a cash balance of $1.4 billion at year end, boosted by a $415.8 million divestment gain net of tax.

Antibody-Targeted Therapy Conjugate (“ATTC”) platform advances into clinical trials, paving the way for a rich pipeline of new drug candidates entering the clinic

•	Initiated first clinical trial on first ATTC drug candidate HMPL-A251 in December 2025, quickly following its pre-clinical data presentation at AACR-NCI-EORTC Conference in October 2025.

•	Next ATTC drug candidates entered clinical trials, with the HMPL-A580 trial initiated in March 2026, and the third candidate HMPL-A830 aiming to begin Phase I by year end.

•	Pursuing potential opportunities for partnering ATTC drug candidates with multinational pharmaceutical companies in 2026.

Pipeline progress as planned across late-stage clinical portfolio

•	Positive FRUSICA-2 Phase III (leading to NMPA sNDA acceptance) and PDAC Phase II results presented at ESMO and ESMO Asia. ELUNATE® with sintilimab in 2L kidney cancer achieved mPFS of 22.2 vs. 6.9 months with axitinib/everolimus. SULANDA®-based combination in 1L metastatic PDAC also showed significant mPFS improvement and an OS benefit trend (data immature), leading to Phase III initiation.

•	Positive ESLIM-02 Phase III wAIHA results for sovleplenib meeting primary endpoint of durable response rate within 24 weeks. ITP NDA was accepted by the NMPA in February 2026 and wAIHA filing is planned in H1 2026. ESLIM-01 updated results at ASH showed maximum duration of response of 25.9 weeks with median duration of exposure of around 20 months under a tolerable safety profile. According to IQVIA, ITP has 41,000 new patients every year, on top of another 430,000 existing patients, while wAIHA adds another 26,000 per year in China.

•

SACHI China and SAVANNAH global lung cancer trials of ORPATHYS® combined with TAGRISSO® presented at ASCO and ELCC conferences, with the data supporting approvals in China and Switzerland, respectively. Enrollments completed for SAFFRON global and SANOVO China Phase III trials with readouts expected within next 12 months.

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Dr Dan Eldar, Non-executive Chairman of HUTCHMED, said, “Our team’s expertise in the science of creating novel medicines, enhanced by advanced AI tools, positions HUTCHMED as a leader in advancing new modalities. Leveraging this leadership, we actively continue to explore new technologies, assets and targets to complement our portfolio, ready to make good use of our strong balance sheet.

Our Business Development team has encountered interest from multinational pharmaceutical companies to cooperate on the development and launch of novel drug candidates with potential to become global market leaders. Any such potential partnerships would further validate the scientific and commercial value of our new platforms, whilst allowing HUTCHMED to leverage the multinational partners’ advantages regarding global development and marketing expertise to accelerate its novel medicines to address large unmet needs around the world. This strategy has been successfully demonstrated with FRUZAQLA® and will be applied to our ATTC technology, which is expected to bear its first fruits this year.

Our company is at a pivotal point. We have repositioned our commercial team to better meet challenges in our environment and to spur sales growth in China, delivering significant improvements from the second quarter of 2025. With late-stage programs, we have demonstrated impressive clinical results in Phase III trials leading to NDA filings, and we have proven experience in gaining approval with major regulatory authorities. Moreover, our large molecule technology platforms have graduated from novel drug discovery into clinical development, with two such drug candidates so far. We see this as a golden opportunity for HUTCHMED to not just work alongside with world leaders in the field, but also to increase our R&D investment and expedite the broad therapeutic potential of our platforms.”

Mr Johnny Cheng, Acting Chief Executive Officer and Chief Financial Officer of HUTCHMED, said, “2025 has been challenging and we have implemented changes to adjust dynamically our commercial operations. Our sales team has been streamlined and is now well positioned to support growth of our key drugs, with improving sales during the second half of the year. This is all part of ensuring we have a sustainable operation that is ready for the future, where strong earnings from our commercial products drive the development of an exciting pipeline. Our next wave of products, such as sovleplenib and fanregratinib, are currently under regulatory review, strengthening sales and earnings visibility of next few years. Our strong balance sheet with $1.4 billion in cash helps support expeditious development of our ATTC technology platform and its novel drug candidates. 2025 was the third consecutive year of profits for HUTCHMED and we aim to remain financially self-sufficient in discovering and developing more innovative assets into clinical phase.”

Dr Weiguo Su, Chief Executive Officer (currently on leave of absence) and Chief Scientific Officer of HUTCHMED, said, “We are in a new era of innovative drug development where both speed and quality are more crucial than ever. The HUTCHMED team has consistently risen to this challenge and the past year has been no exception. The late-stage clinical pipeline continues to progress and excite us, whilst our prolific drug discovery engine also continues at pace. We are particularly enthusiastic about the potential of our ATTC platform, originated by our scientists to combine the potency of small-molecule targeted therapy with the selectivity of antibodies. This approach leverages our over 20 years of hard work developing novel, efficacious medicines with better safety profiles, allowing optimum dosing and duration of treatment. We presented preclinical data on our first ATTC candidate at a major conference in October, obtained IND approval in China and the US in November, and dosed our first patient in December. Our team is well equipped with deep knowledge in drug development and experience in gaining approval for quality products around the world.”

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2025 Full Year Results & Business Updates

I. COMMERCIAL OPERATIONS

Total in-market sales, including FRUZAQLA®, ELUNATE®, SULANDA® and ORPATHYS®, of $524.7 million achieved growth in 2025 of 5% despite regulatory and commercial headwinds in the first half of 2025. Our performance in the second half of 2025 represents a significant inflection point with 24% growth of in-market sales compared to first half of 2025 as we begin to see the benefits of repositioning our commercial team to support continued growth.

FRUZAQLA® in-market sales by Takeda were up 26% in 2025 at $366.2 million, driven by strong growth following approvals in 38 countries to date, including over 15 in 2025. Recent growth was primarily due to continued launches across Europe, Asia and the Americas (late 2025 launches included Portugal, Belgium, South Korea and Mexico), as it addresses a need for new colorectal cancer treatments. Subsequent reimbursement is also progressing, with availability to date in almost 20 countries, which led to strong uptake, most recently seen following the UK NICE recommendation. The increase was partially offset by the sales impact of the US Medicare Part D Redesign that affected many prescription medicines in 2025. FRUZAQLA® stands out with its overall safety profile and low pill burden, alongside attractive efficacy data.

Total consolidated revenue for oncology products decreased 21% to $214.4 million as compared to 2024, primarily due to a $20 million commercial milestone payment from Takeda recognized in 2024 and lower sales in China for ELUNATE®, SULANDA®, and ORPATHYS® due to the aforementioned headwinds. As with in-market sales, oncology product revenue in China have reached a similar inflection point with sales growth of 23% in the second half of 2025 compared to the first half.

Other Oncology/Immunology revenue, consisting of upfront, regulatory milestones, R&D services and licensing revenue was $71.1 million. Other Ventures revenue, mainly from prescription drug distribution, remained flat at $263.0 million, leading to total consolidated revenue of $548.5 million.

($ in millions)	In-market Sales*				Consolidated Revenue**
	2025	2024	% Change	(CER)	2025	2024	% Change	(CER)
FRUZAQLA®	$366.2	$290.6	+26%	(+26%)	$89.4	$110.8	-19%	(-19%)
ELUNATE®	$100.1	$115.0	-13%	(-13%)	$76.9	$86.3	-11%	(-11%)
SULANDA®	$27.0	$49.0	-45%	(-45%)	$27.0	$49.0	-45%	(-45%)
ORPATHYS®	$28.9	$45.5	-36%	(-36%)	$18.6	$24.5	-24%	(-24%)
TAZVERIK®	$2.5	$0.9	+158%	(+156%)	$2.5	$0.9	+158%	(+156%)
Oncology Products	$524.7	$501.0	+5%	(+5%)	$214.4	$271.5	-21%	(-21%)
Takeda upfront, regulatory milestones and R&D services					$51.6	$67.0	-23%	(-23%)
Other revenue (R&D services and licensing)					$19.5	$24.9	-21%	(-21%)
Total Oncology/Immunology					$285.5	$363.4	-21%	(-21%)
Other Ventures					$263.0	$266.8	-1%	(-1%)
Total Revenue					$548.5	$630.2	-13%	(-13%)

* FRUZAQLA®, ELUNATE® and ORPATHYS® mainly represent total sales to third parties as provided by Takeda, Eli Lilly and AstraZeneca, respectively. ** FRUZAQLA® represents manufacturing revenue, royalties and commercial milestone paid by Takeda to HUTCHMED; ELUNATE® represents manufacturing revenue, promotion and marketing services revenue and royalties paid by Eli Lilly to HUTCHMED, and sales to other third parties invoiced by HUTCHMED; ORPATHYS® represents manufacturing revenue and royalties paid by AstraZeneca to HUTCHMED and sales to other third parties invoiced by HUTCHMED; SULANDA® and TAZVERIK® represent HUTCHMED’s sales of the products to third parties.

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II. 2025 REGULATORY UPDATES

•	Savolitinib MAA approved (temporary authorization) by Swissmedic combined with TAGRISSO® for 2L EGFRm NSCLC with MET amplification and/or overexpression in February 2026.

•	Savolitinib sNDA accepted by NMPA with priority review for 3L GC with MET amplification in December.

•	Savolitinib sNDA approved by NMPA combined with TAGRISSO® for 2L EGFRm NSCLC with MET amplification in June, triggering $11.0 million milestone from AstraZeneca.

•	Savolitinib sNDA approved by NMPA for 1L and 2L (converted from conditional to full approval) METex14 NSCLC in January, and approved in Hong Kong for under the 1+ Mechanism in February.

•	Fanregratinib NDA accepted by NMPA with priority review in 2L IHCC in December.

•	Fruquintinib sNDA accepted by NMPA combined with sintilimab for 2L renal cell carcinoma in June.

•	Tazemetostat NDA conditionally approved by NMPA for 3L R/R follicular lymphoma with EZH2 mutation in March.

III. LATE-STAGE CLINICAL DEVELOPMENT ACTIVITIES

Savolitinib (ORPATHYS® in China), a highly selective oral inhibitor of MET

•	Published SACHI China Phase III results in The Lancet after presentation at ASCO 2025 for 2L EGFRm NSCLC patients with MET amplification, in combination with TAGRISSO®, showing mPFS of 8.2 months compared to 4.5 months with chemotherapy in ITT population (HR 0.34), and 6.9 months compared to 3.0 months in post third-generation EGFR TKI-treated subgroup (HR 0.32, both p<0.0001) (NCT05015608).

•	Presented SAVANNAH global Phase II results at ELCC 2025 for 2L EGFRm NSCLC patients with MET amplification or overexpression, in combination with TAGRISSO®, showing ORR of 56%, mPFS of 7.4 months and mDoR of 7.1 months (NCT03778229).

•	Completed enrollment of SAFFRON global Phase III study for 2L EGFRm NSCLC patients with MET amplification or overexpression (NCT05261399); and completed enrollment of SANOVO China Phase III study for 1L EGFRm NSCLC patients with MET overexpression (NCT05009836).

▪	SAFFRON topline results expected in H2 2026, which could support global filings.

▪	SANOVO topline results expected in late 2026 or early 2027.

•	Achieved positive data in Phase II 3L gastric cancer registration cohort for MET-amplified patients, supporting the China NDA (NCT04923932).

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Fruquintinib (ELUNATE® in China, FRUZAQLA® outside of China), a highly selective oral inhibitor of VEGFR

•	Presented FRUSICA-2 registration Phase III results at ESMO 2025 for 2L RCC, in combination with TYVYT® achieving mPFS of 22.2 months versus 6.9 months with axitinib/everolimus (HR 0.373; p<0.0001), and ORR of 60.5% vs 24.3%, with mDoR of 23.7 vs 11.3 months (NCT05522231).

Sovleplenib (HMPL-523), an investigative and highly selective oral inhibitor of Syk

•	Achieved positive results in Phase III part of ESLIM-02 trial for warm AIHA in China in January 2026, having met its primary endpoint of durable response rate within 24 weeks of treatment. A sNDA submission to the NMPA is planned in the first half of 2026 (NCT05535933).

•	Resubmitted NDA for ESLIM-01 ITP with additional stability studies in February 2026, to meet NMPA stipulation of a lower impurity limit. Rolling data planned to be submitted in the second half of 2026. The company is pursuing potential partnership to continue overseas development.

Surufatinib (SULANDA® in China), an oral inhibitor of VEGFR, FGFR and CSF-1R

•	Presented Phase II part results of a China Phase II/III for 1L metastatic PDAC patients at ESMO Asia, combined with camrelizumab, nab-paclitaxel and gemcitabine, achieving mPFS of 7.2 months vs 5.5 months with nab-paclitaxel and gemcitabine alone (HR 0.499; p=0.0407), and ORR of 67.7% vs 41.9%. Initiated Phase III part in December 2025 (NCT06361888).

Tazemetostat (TAZVERIK® in China), a first-in-class, oral inhibitor of EZH2

•	Continued enrolling SYMPHONY-1 China portion of the Phase III portion of the global study, in combination with lenalidomide and rituximab, in 2L follicular lymphoma patients (NCT04224493).

Fanregratinib (HMPL-453), a novel, highly selective and potent inhibitor targeting FGFR 1, 2 and 3

•	Positive Phase II registration study data supporting NDA accepted by the NMPA with priority review for IHCC with FGFR2 fusion/rearrangement in December 2025 (NCT04353375).

IV. ANTIBODY-DRUG CONJUGATES RESEARCH & DEVELOPMENT

HUTCHMED has developed its comprehensive Antibody-targeted therapy conjugates (ATTCs) platform, next-generation solutions for small-molecule inhibitor payloads conjugated to monoclonal antibodies to deliver dual mechanisms of action, designed to meet critical medical needs. Each unique payload has broad potential to lead to a family of antibody conjugate drug candidates from this platform.

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HMPL-A251, a first-in-class PI3K/PIKK-HER2 ATTC comprising of a highly selective and potent PI3K/PIKK inhibitor payload linked to a humanized anti-HER2 IgG1 antibody, via a cleavable linker

•	First ATTC drug candidate, based on our PI3K/PIKK inhibitor payload to address the significant challenges faced in targeting this pathway, including on-target toxicities that restrict dosing and feedback loops that enable pathway reactivation. PI3K/PIKK inhibitor payload ATTCs are designed to enhance targeted delivery directly to tumor cells, maximizing therapeutic benefit while minimizing systemic exposure.

•	Presented preclinical data at AACR-NCI-EORTC in October 2025, showing robust antitumor activity with synergistic and bystander killing effects, including compared to co-administration of antibody and payload.

•	Initiated global Phase I/IIa trial in December 2025, evaluating HMPL-A251 in adult patients with unresectable, advanced or metastatic HER2-expressing solid tumors, with sites in the US and China.

HMPL-A580, a first-in-class PI3K/PIKK-EGFR ATTC comprising of a PI3K/PIKK inhibitor payload linked to a humanized anti-EGFR IgG1 antibody, via a cleavable linker

•	Second ATTC based on the PI3K/PIKK inhibitor payload. EGFR is a well-recognized driver in tumor formation and disease progression. Modulation of the PI3K/AKT/mTOR pathway is required for EGFR-mediated tumorigenesis or resistance to EGFR-targeted therapy.

•	Preclinical data have shown that PAM pathway inhibition synergizes with anti-EGFR therapy to enhance anti-tumor activity, and will be presented at an upcoming scientific conference.

•	Initiated global trial in March 2026, evaluating in EGFR solid tumors, with US and China sites.

Further preclinical progress with antibody drug conjugates

•	Progressed ATTC drug candidate HMPL-A830, with plans for global IND filings and clinical trial initiations in 2026.

V. COLLABORATION UPDATES

Further progress with ImageneBio on drug candidate IMG-007, discovered by HUTCHMED

HUTCHMED holds approximately 3.8% of ImageneBio, which has the rights to and is developing IMG-007.

•	Initiated ADAPTIVE Phase IIb trial for moderate-to-severe atopic dermatitis, a randomized, placebo-controlled dose-finding study in approximately 220 patients (NCT07037901). Presented at ISDS positive results from the US/Canada Phase IIa study, showing rapid onset and durable clinical activity after four weeks, well tolerated safety profile without pyrexia or chills, and an extended half-life (NCT05984784).

•	Presented positive results of a US/Canada Phase IIa trial for severe alopecia areata at ISDS, showing clinical signal of hair regrowth, progressive reduction in scalp hair loss without plateauing by week 36, partial restoration of hair keratins in the scalp, and a well-tolerated safety profile (NCT06060977).

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VI. OTHER VENTURES

•	Other Ventures consolidated revenue, predominantly from the prescription drug distribution business in China, were steady at $263.0 million.

•	HUTCHMED divested a 45.0% equity interest in SHPL for $608.5 million in cash in April 2025, retaining a 5.0% equity interest. As a result, HUTCHMED’s share of equity in earnings of SHPL in 2025 decreased to $24.6 million.

•	Consolidated net income attributable to HUTCHMED from Other Ventures decreased to $25.5 million (2024: $47.7m), primarily due to the equity interest disposal in SHPL.

VII. SUSTAINABILITY

The 2025 Sustainability Report will be published in April 2026 alongside the 2025 Annual Report, showcasing our achievements across 11 goals and targets. We have initiated a new target-setting cycle, engaging with the various business units. A list of potential focus initiatives has been identified under our five sustainability pillars: Innovation, Climate Action, Human Capital, Access to Healthcare, and Ethics and Transparency. In 2026 we will develop this into a final list, including a detailed roadmap for achievement and monitoring.

In 2024 and 2025, the Company conducted a thorough climate risks financial impact assessment, focusing on both physical risks, particularly flood risks and heat stress; and transition risks, such as policy changes. In response to the risks and opportunities identified, we developed targeted mitigation measures to address potential damage and business interruptions. Our transition planning is integrated with the new targets planning, ensuring effective management of risks while capitalizing on the opportunities outlined in the assessments.

Throughout 2025, our sustainability initiatives garnered significant recognition, resulting in 10 prestigious awards from leading industry organizations and consistently strong performance in major ESG ratings. Notably, we were honored as an ESG Leading Enterprise for a third consecutive year and received accolades for Leading Environmental Initiatives and Leading Social Initiatives from Bloomberg Businessweek. Our commitment is reflected in our maintained A ratings from both MSCI and Wind, and A- rating from Hang Seng Corporate Sustainability; our upgrade to B- Prime (top decile rank) from ISS; and ESG Risk rating score further reduced to 21.9 (10th percentile, lower is better) by Sustainalytics. Additionally, we were included in the S&P Global Sustainability Yearbook 2025 as one of the top industry performers. Our efforts were further validated as we ranked third in ESG Excellence in Extel’s Asia Executive Team Survey, based on feedback from over 5,400 portfolio managers and analysts.

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Financial Highlights

Revenue for the year ended December 31, 2025 was $548.5 million compared to $630.2 million for the year ended December 31, 2024.

•	Oncology/Immunology consolidated revenue amounted to $285.5 million (2024: $363.4m):

▪	FRUZAQLA® revenue was $89.4 million (2024: $110.8m), impacted primarily due to $20 million commercial payment recognized from Takeda in 2024. In-market sales by Takeda were $366.2 million (up 26%) driven by strong growth following approvals in 38 countries to date, including over 15 in 2025.

▪	ELUNATE® revenue was $76.9 million (2024: $86.3m), which reflects our initiatives to enhance controls over commercial operations to align with the evolving regulatory landscape and uphold the highest compliance standards. We also streamlined our sales force to build a more efficient commercial organization and to enhance productivity. These initiatives only temporarily weighed on performance, with revenue growth of 29% in the second half of 2025 compared to the first half. This recovery was supported by refocusing on top-tier hospitals and high-potential provinces to maintain our leading market share position in 3L mCRC, and the contribution from the EMC indication that successfully broadened the addressable patient population for ELUNATE®.

▪	SULANDA® revenue was $27.0 million (2024: $49.0m), which reflects competition from new NRDL entries. In response, we have transformed our marketing strategies which allowed us to maintain the leading position of SULANDA® in the NET TKI market and stabilize sales in the second half of 2025 (H2 up 13% vs H1 2025).

▪	ORPATHYS® revenue was $18.6 million (2024: $24.5m), impacted by strong competition in the METex14 skipping NSCLC setting. However, sales stabilized in the second half of 2025 as AstraZeneca continues its efforts to increase MET testing as the standard-of-care for late-stage NSCLC.

▪	TAZVERIK® revenue was $2.5 million (2024: $0.9m) with increased sales in mainland China since July 2025 following its approval in March 2025.

▪	Takeda upfront, regulatory milestones and R&D services revenue were $51.6 million (2024: $67.0m), due to less R&D and regulatory support services since FRUZAQLA® is now fully launched.

▪	Other revenue of $19.5 million (2024: $24.9m), includes $8.5 million (2024: $13.9m) cost reimbursement from partners, which decreased as trials advanced into later stage of development, and a regulatory milestone of $11.0 million from AstraZeneca following China NDA approval for SACHI.

•	Other Ventures consolidated revenue of $263.0 million (2024: $266.8m) remained flat.

Net Expenses for the year ended December 31, 2025 were $507.4 million compared to $592.5 million for the year ended December 31, 2024, reflecting prioritization of R&D and disciplined cost management.

•	Cost of Revenue was $336.3 million (2024: $348.9m), generally aligned with lower Oncology/Immunology revenue. Cost of revenue as a percentage of oncology product revenue remained stable at 39% (2024: 34%).

•	R&D Expenses were $148.3 million (2024: $212.1m) as we complete higher costs late-stage trials for our assets which have led to NDA applications and approvals. As a result, China and US R&D spending reduced by $36.2 million and $27.6 million, respectively. Nevertheless, we maintain and are committed to ongoing investment in discovery to deliver sustained innovation and have plans to accelerate investment in the global clinical trials of our earlier-stage ATTC programs.

•	S&A Expenses were $103.0 million (2024: $112.9m). The decrease was mainly due to a reduction in S&A expenses for oncology products which was $33.8 million or 15.8% of oncology product revenue (2024: $45.1m or 16.6%). This efficiency improvement highlights the successful streamlining of the sales force structure and the implementation of spending controls.

•	Other Items generated net income of $80.2 million (2024: $81.4m), which mainly includes interest income and expense, foreign exchange, equity in earnings of SHPL and taxes.

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Gain on divestment of SHPL, net of tax was $415.8 million for the year ended December 31, 2025.

Net Income attributable to HUTCHMED for the year ended December 31, 2025 was $456.9 million compared to $37.7 million for the year ended December 31, 2024.

•	$0.53 basic earnings per ordinary share / $2.66 basic earnings per ADS in 2025 (2024: $0.04 basic earnings per ordinary share / $0.22 basic earnings per ADS).

Cash, Cash Equivalents and Short-Term Investments were $1,367.3 million as of December 31, 2025 compared to $836.1 million as of December 31, 2024.

•	Adjusted Group (non-GAAP) net cash inflows excluding financing activities in 2025 were $523.3 million mainly due to the receipt of $608.5 million gross proceeds from the partial divestment of SHPL offset by a related $59.5 million capital gain tax payment; $10.0 million regulatory approval milestone payment; and $14.1 million in capital expenditures (2024: net cash outflow of $19.5m mainly due to $17.9m of capital expenditures).

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Net cash generated from financing activities in 2025 totaled $7.8 million mainly due to $6.3 million net amount drawn from bank borrowings (2024: net cash outflow of $30.7m mainly due to purchases for equity awards of $36.1m).

Foreign exchange impact: The RMB appreciated against the US dollar on average by approximately 0.4% during 2025, which has impacted consolidated financial results as highlighted.

Use of Non-GAAP Financial Measures and Reconciliation – References in this announcement to adjusted Group net cash flows excluding financing activities and financial measures reported at CER are based on non-GAAP financial measures. Please see the “Use of Non-GAAP Financial Measures and Reconciliation” for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures, respectively.

Financial Statements – HUTCHMED will today file with the US Securities and Exchange Commission its Annual Report on Form 20-F.

FINANCIAL GUIDANCE

HUTCHMED provides full year 2026 guidance for Oncology/Immunology consolidated revenue in the range of $330 million to $450 million. This guidance reflects continued growth momentum of HUTCHMED’s China commercial operations, ongoing global commercial expansion of FRUZAQLA®, and new partnership opportunities for novel drug candidates. HUTCHMED will leverage its strong cash resources to accelerate ATTC global development and explore investment opportunities. Shareholders and investors should note that:

•	The Company does not provide any guarantee that the statements contained in the financial guidance will materialize or that the financial results contained therein will be achieved or are likely to be achieved; and

•	The Company has in the past revised its financial guidance and reference should be made to announcements it publishes regarding any updates to the financial guidance after the publication of this announcement.

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Financial Summary

Condensed Consolidated Balance Sheets Data

(in $’000)	As of December 31,
	2025	2024
Assets
Cash and cash equivalents and short-term investments	1,367,275	836,110
Accounts receivable	126,750	155,537
Other current assets	73,317	74,908
Property, plant and equipment	94,623	92,498
Investment in equity investees	10,865	77,765
Other non-current assets	80,267	37,378
Total assets	1,753,097	1,274,196
Liabilities and shareholders’ equity
Accounts payable	45,533	42,521
Other payables and accruals	208,892	256,124
Bank borrowings	93,160	82,806
Deferred revenue	51,547	98,503
Other liabilities	102,703	22,389
Total liabilities	501,835	502,343
Company’s shareholders’ equity	1,237,926	759,929
Non-controlling interests	13,336	11,924
Total liabilities and shareholders’ equity	1,753,097	1,274,196

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Condensed Consolidated Statements of Operations Data

(in $’000, except share and per share data)	Year Ended December 31,
	2025	2024
Revenue:
Oncology/Immunology – Marketed Products	214,356	271,534
Oncology/Immunology – R&D	71,183	91,831
Oncology/Immunology Consolidated Revenue	285,539	363,365
Other Ventures	262,973	266,836
Total revenue	548,512	630,201

Operating expenses:
Cost of revenue	(336,349)	(348,884)
Research and development expenses	(148,295)	(212,109)
Selling and administrative expenses	(103,028)	(112,913)
Total operating expenses	(587,672)	(673,906)

Gain on divestment of an equity investee	476,896	—
Other income, net	60,955	42,598
Income/(loss) before income taxes and equity in earnings of equity investees	498,691	(1,107)
Income tax expense	(2,477)	(7,192)
Income tax expense – Divestment of an equity investee	(61,133)	—
Equity in earnings of equity investees, net of tax	22,651	46,469
Net income	457,732	38,170
Less: Net income attributable to non-controlling interests	(823)	(441)
Net income attributable to HUTCHMED	456,909	37,729

Earnings per share attributable to HUTCHMED (US$ per share)
– basic	0.53	0.04
– diluted	0.52	0.04
Number of shares used in per share calculation
– basic	858,276,608	855,351,683
– diluted	872,891,120	872,829,129

Earnings per ADS attributable to HUTCHMED (US$ per ADS)
– basic	2.66	0.22
– diluted	2.62	0.22
Number of ADSs used in per ADS calculation
– basic	171,655,322	171,070,337
– diluted	174,578,224	174,565,826

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Since inception it has focused on bringing drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, and the first of which is also approved around the world including in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

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Contacts

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com

Media Enquiries
FTI Consulting –	+44 20 3727 1030 / HUTCHMED@fticonsulting.com
Ben Atwell / Tim Stamper	+44 7771 913 902 (Mobile) / +44 7779 436 698 (Mobile)
Brunswick – Zhou Yi	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com

Panmure Liberum	Nominated Advisor and Joint Broker
Atholl Tweedie / Emma Earl / Rupert Dearden	+44 20 7886 2500

Cavendish	Joint Broker
Geoff Nash / Nigel Birks	+44 20 7220 0500

Deutsche Numis	Joint Broker
Freddie Barnfield / Jeffrey Wong / Duncan Monteith	+44 20 7260 1000

References

Unless the context requires otherwise, references in this announcement to the “Group,” the “Company,” “HUTCHMED,” “HUTCHMED Group,” “we,” “us,” and “our,” mean HUTCHMED (China) Limited and its subsidiaries unless otherwise stated or indicated by context.

Past Performance and Forward-Looking Statements

The performance and results of operations of the Group contained within this announcement are historical in nature, and past performance is no guarantee of future results of the Group. This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words like “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “pipeline,” “could,” “potential,” “first-in-class,” “best-in-class,” “designed to,” “objective,” “guidance,” “pursue,” or similar terms, or by express or implied discussions regarding potential drug candidates, potential indications for drug candidates or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that any of our drug candidates will be approved for sale in any market, that any approvals which have been obtained will continue to remain valid and effective in the future, or that the sales of products marketed or otherwise commercialized by HUTCHMED and/or its collaboration partners (collectively, “HUTCHMED’s Products”) will achieve any particular revenue or net income levels. In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; the uncertainties inherent in research and development, including the inability to meet our key study assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria and funding requirements, changes to clinical protocols, unexpected adverse events or safety, quality or manufacturing issues; the delay or inability of a drug candidate to meet the primary or secondary endpoint of a study; the delay or inability of a drug candidate to obtain regulatory approval in different jurisdictions or the utilization, market acceptance and commercial success of HUTCHMED’s Products after obtaining regulatory approval; discovery, development and/or commercialization of competing products and drug candidates that may be superior to, or more cost effective than, HUTCHMED’s Products and drug candidates; the impact of studies (whether conducted by HUTCHMED or others and whether mandated or voluntary) or recommendations and guidelines from governmental authorities and other third parties on the commercial success of HUTCHMED’s Products and drug candidates in development; the ability of HUTCHMED to manufacture and manage supply chains, including various third party services, for multiple products and drug candidates; the availability and extent of reimbursement of HUTCHMED’s Products from third-party payers, including private payer healthcare and insurance programs and government insurance programs; the costs of developing, producing and selling HUTCHMED’s Products; the ability to obtain additional funding when needed; the ability to obtain and maintain protection of intellectual property for HUTCHMED’s Products and drug candidates; the ability of HUTCHMED to meet any of its financial projections or guidance and changes to the assumptions underlying those projections or guidance; the successful disposition of its non-core business; global trends toward health care cost containment, including ongoing pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes, and government investigations generally; and general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries, uncertainties regarding future global exchange rates, uncertainties in global interest rates, and geopolitical relations, sanctions and tariffs. For further discussion of these and other risks, see HUTCHMED’s filings with the US Securities and Exchange Commission, on AIM and on HKEX. HUTCHMED is providing the information in this announcement as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

In addition, this announcement contains statistical data and estimates that HUTCHMED obtained from industry publications and reports generated by third-party market research firms. Although HUTCHMED believes that the publications, reports and surveys are reliable, HUTCHMED has not independently verified the data and cannot guarantee the accuracy or completeness of such data. You are cautioned not to give undue weight to this data. Such data involves risks and uncertainties and are subject to change based on various factors, including those discussed above.

Inside Information

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014 (as it forms part of retained EU law as defined in the European Union (Withdrawal) Act 2018).

Medical Information

This announcement contains information about products that may not be available in all countries, or may be available under different trademarks, for different indications, in different dosages, or in different strengths. Nothing contained herein should be considered a solicitation, promotion or advertisement for any prescription drugs including the ones under development.

Ends

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OPERATIONS REVIEW

Oncology/Immunology

HUTCHMED discovers, develops, manufactures and markets targeted therapies and immunotherapies for the treatment of cancer and immunological diseases through a fully integrated team of approximately 870 scientists and staff, and an in-house oncology commercial organization of approximately 780 staff, based in Shanghai, Suzhou, Beijing and Hong Kong in China and New Jersey in the US.

Of our 13 clinical-stage drug candidates, four medicines – fruquintinib, surufatinib, savolitinib and tazemetostat – have been approved in mainland China. Fruquintinib has also been approved in or launched in 39 countries, including China, the US, EU and Japan. Savolitinib has completed enrollment in a global Phase III trial that, if positive, could support global NDA filings. A fifth drug candidate, sovleplenib, has a China NDA submitted and a second NDA in preparation. Our novel discovery and early-stage development is focused on progressing drug candidates from our ATTC next-generation platform, with the first two candidates in global Phase I development.

RESEARCH & DEVELOPMENT

We possess a track record of discovery, clinical development and regulatory submissions of an innovative medicine launched globally. Our strategy is to establish a long-term sustainable business, by prioritizing late-stage and registrational studies in China and partnering outside of China. We run early phase development for selected drug candidates internationally where we believe we can differentiate from a global perspective.

We plan to accelerate innovation through artificial intelligence (AI) integration, with a focus on key R&D stages to improve return on investment (ROI) and iterative learning. We plan to expedite the identification of high-potential drug candidates and reduce late-stage preclinical attrition. In the medium-term, we target faster patient recruitment through better screening and clinical trial design, leading to R&D efficiency gains.

Antibody-Targeted Therapy Conjugate Next Generation Technology Platform

For over three years, we have invested significant resources into this new platform, which could provide multiple drug candidates in the future. Unlike traditional toxin-based antibody-drug conjugates, the toxin-based payload is replaced with a targeted small molecule. Thus, ATTCs have potential to be administered in combination with chemotherapy or other targeted agents, which is particularly important in frontline settings.

Another benefit of such design is to further optimize the strength of the small-molecule drug, which may otherwise be limited by a narrow therapeutic window. Through a reduction of off-tumor or off-target toxicity, our platform is designed to deliver highly potent concentrations of small molecule inhibitors to target sites. This has potential to confer efficacy in a broad array of indications with high unmet needs and enable long-term usage. The first family of ATTCs are based on a novel payload that targets the PI3K/AKT/mTOR (“PAM”) pathway, a critical intracellular network involved in cell growth, survival, and division. Alterations in the PAM pathway are frequently associated with poor prognosis and resistance to treatment across various cancers. However, existing PAM-targeted drugs face significant challenges, including on-target toxicities that restrict dosing, feedback loops that enable pathway reactivation, and insufficient tumor-specific delivery. HUTCHMED has designed a highly selective and potent PI3K/PIKK inhibitor linker-payload to overcome these challenges, exhibiting high selectivity, potency, and robust anti-tumor activity across a diverse panel of tumor cell lines. This could have broad potential to lead to a family of antibody conjugate drug candidates.

Preclinical data from the first ATTC candidate, HMPL-A251, was presented at AACR-NCI-EORTC in October 2025. HMPL-A251 is a first-in-class PI3K/PIKK-HER2 ATTC comprising of a PI3K/PIKK inhibitor payload linked to a humanized anti-HER2 IgG1 antibody, via a cleavable linker. HMPL-A251 demonstrated HER2-dependent antitumor activity and bystander effect, with potent inhibition of HER2-positive tumor growth regardless of PAM pathway alterations, and moderately reduced activity in HER2-low, PAM-altered lines. It exhibited a strong response in cell lines resistant to trastuzumab deruxtecan, a HER2-directed ADC. The global Phase I/IIa trial for HMPL-A251 initiated in December 2025 to evaluate it in adult patients with unresectable, advanced or metastatic HER2-expressing solid tumors. Similarly, the first clinical trial for HMPL-A580, a second ATTC based on the PI3K/PIKK inhibitor payload and linked to a humanized anti-EGFR IgG1 antibody, initiated in March 2026. Both trials have sites in both the US and China. HUTCHMED plans to advance global Phase I trials for another ATTC candidate, HMPL-A830, by year end 2026. Our ATTC programs have generated interest from multinational pharmaceutical companies. Such potential partnerships would validate the scientific and commercial value of our new platforms, and is consistent with HUTCHMED’s strategy of leveraging partners with global expertise to accelerate bringing novel medicines to address large unmet needs around the world.

Below is a summary update of the clinical trial progress of our investigational drug candidates. For more details about each trial, please refer to recent scientific publications.

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Savolitinib (ORPATHYS® in China)

Mechanism of action: savolitinib is an oral, potent and highly selective inhibitor of MET. The MET pathway functions abnormally through amplification, overexpression and mutations. The aberrant activation of MET is correlated with tumor growth, survival, invasion, metastasis, suppression of cell death and angiogenesis. MET aberrations may contribute to drug resistance in NSCLC and CRC following anti-EGFR treatment.

Target indications: savolitinib was approved for METex14 NSCLC in 2021 in China, where there are 1.06 million new cases of lung cancer (226,000 in the US) in 2022, according to Globocan. About 80-85% are classified as NSCLC, with 2-3% in METex14. In June 2025, savolitinib expanded its indication to EGFRm MET amplified 2L NSCLC in combination with TAGRISSO®. In China, 30-40% of NSCLC patients are EGFRm (10-15% in the US). After 1L treatment, about 60% will develop resistance and progress to 2L, of which 1/3 are driven by MET. Separately, MET is an oncogenic driver occurring in 4-6% of GC, leading to poor prognosis. We are also developing for savolitinib in MET overexpressed 1L and 2L NSCLC and MET amplified 3L GC.

Clinical development: SACHI China Phase III was presented at ASCO in a late-breaking oral presentation, with mPFS of 6.9 months (HR 0.32, p<0.0001) for 2L NSCLC patients who failed prior third-generation EGFR TKI. Further sub-group analysis was published in The Lancet in January 2026, showing mOS of 22.9 months (HR 0.32) when excluding control group patients who received subsequent MET inhibitor. SAFFRON global Phase III trial completed patient enrollment in October 2025, with topline results expected in mid-2026. Recruitment for the SANOVO China Phase III study was completed in August 2025, with results expected in late-2026 or early-2027. In December 2025, the NMPA accepted our NDA with priority review for MET amplified 3L GC, supported by a single-arm, open-label China Phase II study which met primary endpoint of ORR.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Savolitinib + TAGRISSO®	SAFFRON: 2L/3L EGFRm, TAGRISSO® refractory, MET amplified or overexpressed NSCLC (vs chemo); NCT05261399	PFS	Global III	Fully enrolled in Nov 2025. Readout expected in H2 2026
Savolitinib + TAGRISSO®	SACHI: 2L EGFRm, EGFR TKI refractory, MET amplified NSCLC (vs chemo); NCT05015608	PFS	China III	NMPA approved in Jun 2025. Data at ASCO 2025. mPFS 8.2 vs 4.5 months (ITT, HR 0.34), 6.9 vs 3.0 months (post third-generation, HR 0.32) all p<0.0001, mOS 22.9 vs 17.7 months (ITT, HR 0.84, data immature), G≥3 TRAE 45 vs 48%
Savolitinib + TAGRISSO®	SAVANNAH: 2L/3L EGFRm, TAGRISSO® refractory, MET amplified or overexpressed NSCLC (single-arm); NCT03778229	ORR	Global II	Data at ELCC 2025. By investigator/BICR: ORR 56/55%, mPFS 7.4/7.5 months, mDoR 7.1/9.9 months, G≥3 TEAE 57%. Swissmedic MAA authorization (temporary) in Feb 2026.
Savolitinib + TAGRISSO®	SANOVO: 1L EGFRm, MET over-expressed NSCLC (vs TAGRISSO®); NCT05009836	PFS	China III	Fully enrolled in Aug 2025. Topline results expected in late 2026 or early 2027
Savolitinib monotherapy	1L/2L METex14 NSCLC (single-arm); NCT04923945	ORR	China IIIb	NMPA fully approved in Jan 2025 (conditional 2021). Data at ELCC 2024 & 2025. 1L/2L: ORR 62.1/39.2%, mPFS 13.7/11.0 months, mOS 28.3/25.3 months, G≥3 TEAE 62%
Savolitinib monotherapy	3L gastric cancer with MET amplified, two stages (single-arm); NCT04923932	ORR	China II	NDA accepted by the NMPA in Dec 2025. Met primary endpoint of ORR
Savolitinib + IMFINZI®	SAMETA: MET-driven PRCC (vs sunitinib); NCT05043090	PFS	Global III	Did not meet primary endpoint Mar 2026

Commercial achievement: Savolitinib in combination with TAGRISSO® NMPA was approved in June 2025. Savolitinib is included in the NRDL for NSCLC with MET exon 14 skipping alterations.

Year	Event
2026	Approved by Swissmedic for MET amplification and/or overexpression 2L NSCLC post TAGRISSO® therapy
2025	Approved by the NMPA for MET amplification 2L NSCLC post EGFR therapy; Full approval by the NMPA and NRDL inclusion for MET Exon 14 NSCLC (including 1L indication); Approved in Hong Kong under 1+ Mechanism
2023	NRDL inclusion (renewed in 2024)
2021	Conditional approval by the NMPA for advanced or metastatic 2L MET Exon 14 NSCLC and launched
2011	Worldwide license agreement with AstraZeneca

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Fruquintinib (ELUNATE® in China, FRUZAQLA® outside of China)

Mechanism of action: fruquintinib is a selective oral inhibitor of VEGFR 1/2/3 kinases, designed to limit off-target kinase activity and improve drug exposure to achieve sustained target inhibition. Inhibition of the VEGFR can stop the growth of the vasculature around tumor and starve the tumor of nutrients and oxygen.

Target Indications: fruquintinib was approved and launched for 3L CRC in China in 2018 and approved in the US in 2023. According to Globocan, there were 517,000 new CRC cases in China (160,000 in the US, 540,000 in Europe and 146,000 in Japan) in 2022. About 15-20% of cases progress to 3L. The second approved indication of fruquintinib was in combination with TYVYT® for the treatment of 2L EMC with pMMR status. According to Globocan, there were 78,000 new EMC cases in China in 2022. About 15-20% of cases experience recurrence. Third potential indication of fruquintinib in combination with TYVYT® for 2L RCC is currently under NMPA review. According to Globocan, there were 74,000 new kidney cancer cases in China in 2022. About 90% are RCC and about 20-30% recur within the first five years.

Clinical development: FRUSICA-2 China Phase III data was presented at ESMO Congress 2025 for 2L RCC in combination with TYVYT®, showing mPFS of 22.2 months (HR 0.37, p<0.0001) and mDoR of 23.7 months. NMPA filing was accepted in June 2025.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Fruquintinib + TYVYT®	FRUSICA-2: 2L RCC (vs axitinib or everolimus); NCT05522231	PFS	China II/III	sNDA accepted by the NMPA in Jun 2025. Data at ESMO 2025. mPFS 22.2 months, ORR 60.5%, mDoR 23.7 months, G≥3 TRAE 59.7%
Fruquintinib + TYVYT®	RCC (single-arm); NCT03903705	ORR	China Ib/II	Data in Targeted Oncology Jan 2025. 1L/2L: ORR 68.2/60.0%, mPFS not reached/15.9 months, 36-month OS rate 72.4/58.3%, G≥3 TRAE 52.4%
Fruquintinib + TYVYT®	FRUSICA-3: 2L pMMR EMC (vs paclitaxel or doxorubicin); NCT06584032	OS PFS	China III	Initiated in Dec 2024
Fruquintinib + TYVYT®	FRUSICA-1: 2L+ pMMR EMC (single-arm); NCT03903705	ORR	China II	NMPA approved in Dec 2024. Data at ASCO 2024. ORR 35.6%, mPFS 9.5 months, mOS 21.3 months, G≥3 TRAE 60.2%
Fruquintinib + TYVYT®	3L+ CRC (single-arm); NCT03903705	ORR	China Ib/II	Data in European Journal of Cancer 2023. 5mg 2w/1w regimen pMMR: ORR 20.0%, mPFS 6.9 months, mOS 20.0 months, G≥3 TRAE 47.7%
Fruquintinib monotherapy	FRESCO-2: 3L+ CRC (vs placebo); NCT04322539	OS	Global III	FDA approved in 2023. Data at The Lancet 2023. mPFS 3.7/1.8 months (HR 0.32, p<0.001), mOS 7.4/4.8 months (HR 0.66, p<0.001), G≥3 TRAE 62.7%
Fruquintinib monotherapy	FRESCO: 3L CRC (vs placebo); NCT02314819	OS	China III	NMPA approved in 2018. Data at JAMA 2018. mPFS 3.7/1.8 months (HR 0.26, p<0.0001), mOS 9.3/6.6 months (HR 0.65, p<0.0001), G≥3 TRAE 61.2%

For 3L CRC, an IIT China Phase II study in combination with TAS-102 (trifluridine/tipiracil hydrochloride) updated data at ASCO 2025 with mPFS of 6.3 months and mOS of 18.4 months.

Commercial achievement: for China, fruquintinib in combination with TYVYT® in 2L EMC with pMMR is included in the NRDL effective January 1, 2026, enhancing patient access to this important therapeutic option. The average treatment duration in 2L EMC is almost twice that of 3L CRC. Outside China, our partner Takeda has obtained approval or launched fruquintinib in 38 countries to date.

Year	Event
2025	NRDL inclusion (added 2L pMMR EMC); Fruzaqla® approved or launched in 38 countries to date
2024	Conditional approval by NMPA for 2L pMMR EMC
2024	Approved for 3L+ CRC in the EU, Switzerland, Argentina, Canada, Japan, the UK, Australia, Singapore, Israel, UAE, South Korea; reimbursement in Spain and Japan
2024	Approved for 3L+ CRC in Hong Kong (first medicine to be approved under the new 1+ Mechanism, first innovative oncology medicine to be directly added for full reimbursement in the Hospital Authority Drug Formulary)
2023	FDA approval for 3L+ CRC in the US, inclusion in NCCN Clinical Practice Guidelines
2023	Exclusive worldwide (excluding China) license agreement with Takeda
2020	NRDL inclusion (renewed in 2022 and 2024)
2018	Approved for 3L+ CRC by the NMPA and launched
2013	License and collaboration agreement with Eli Lilly in China (as amended)

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Surufatinib (SULANDA® in China)

Mechanism of action: surufatinib is a novel, oral angio-immuno kinase inhibitor that selectively inhibits the tyrosine kinase activity associated with VEGFR and FGFR, both involved in tumor angiogenesis, and CSF-1R, which regulates tumor-associated macrophages, promoting immune response against tumor cells. Its dual mechanism of action may be suitable for combinations with other immunotherapies, such as PD-1 antibodies.

Target indications: surufatinib was approved in China for non-pancreatic NETs in 2020 and for pancreatic NETs in 2021. There are approximately 40,000 new patients per year in China. Surufatinib is also being investigated in a Phase II/III study for 1L PDAC. PDAC is an aggressive form of cancer, representing over 90% of pancreatic cancer cases. According to Globocan, there were 119,000 new pancreatic cancer cases in China in 2022.

Clinical development: Results from the Phase II part of a China Phase II/III study evaluating surufatinib combined with AiRuiKa®, nab-paclitaxel, and gemcitabine versus nab-paclitaxel plus gemcitabine for 1L PDAC were presented at ESMO Asia Congress 2025. The surufatinib combination demonstrated a mPFS of 7.20 months (HR 0.499, p=0.0407). OS data were still immature but showed a favorable trend (not reached vs 8.48 months, unstratified HR 0.555). The Phase III part of this study dosed first patient in December 2025, targeting enrollment of 400 patients with OS as the primary endpoint.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Surufatinib + AiRuiKa® + chemo	1L PDAC (vs chemo); NCT06361888	OS	China II/III	Phase III initiated in Dec 2025
Surufatinib monotherapy	SANET-ep: epNET (vs placebo); NCT02588170	PFS	China III	NMPA approved in 2021. ORR 19.2 vs 1.9%, mPFS 10.9 vs 3.7 months (HR=0.49, p=0.001), G≥3 TEAE 69.9 vs 27.1%
Surufatinib monotherapy	SANET-p: pNET (vs placebo); NCT02589821	PFS	China III	NMPA approved in 2020. ORR 10.3 vs 0.0%, mPFS 9.2 vs 3.8 months (HR=0.33, p<0.0001), G≥3 TEAE 76.7 vs 33.8%
Surufatinib monotherapy	2L+ pNET/epNET (single-arm); NCT02549937	PFS	US/EU Ib	Data at ASCO 2021. pNET/epNET: ORR 18.8/6.3%, mPFS 15.2/11.5 months, G≥3 AE 75%
Surufatinib monotherapy	pNET/epNET (single-arm); NCT02267967	ORR	China Ib/II	Data in Clinical Cancer Research 2019. pNET/epNET: ORR 19.0/15.0%, DCR 91.0/92.0%, mPFS 21.2/13.4 months, G≥3 hypertension 33%

Updated clinical results of a Phase Ib/II IIT for 1L metastatic PDAC, in combination with AiRuiKa®, chemotherapy nab-paclitaxel and S-1, were presented at ASCO 2025 showing ORR of 51.1% (vs 24.4% in chemotherapy control arm) and mPFS of 7.9 months (vs. 5.4 months) (NCT05218889).

Commercial achievement: surufatinib achieved second largest market share in NETs treatment during the third quarter of 2024, ahead of competitors SUTENT® and AFINITOR®.

Year	Event
2022	NRDL inclusion (renewed in 2026)
2021	Approved for pancreatic NETs by the NMPA and launched
2020	Approved for non-pancreatic NETs by the NMPA and launched

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Sovleplenib (HMPL-523)

Mechanism of action: sovleplenib is a novel, selective, oral inhibitor targeting Syk. Syk is a kinase upstream to PI3Kδ and BTK within the B-cell signaling pathway and a target for modulating B-cell signaling. We believe it could deliver the same outcome as inhibitors of BTK and PI3Kδ. Its signaling processes not only affect cells of immune responses, but also affect tissue pathology in autoimmune, inflammatory and allergic diseases.

Target indications: we are developing sovleplenib for ITP and wAIHA. ITP is an autoimmune disorder characterized by immunologic destruction of platelets and decreased platelet production, leading to increased risk of excessive bleeding and bruising. ITP is associated with fatigue (reported in up to 39% of adults with ITP) and impaired quality of life. As platelet destruction in ITP is mediated by Syk-dependent phagocytosis of FcγR-bound platelets, Syk inhibition is a promising approach to ITP management. According to IQVIA, China has 41,000 new ITP patients every year, on top of another 430,000 existing patients. About half of ITP patients fail to have satisfactory results from currently approved treatments such as TPO/TPO-RAs. NMPA accepted our resubmitted NDA filing for 2L ITP in February 2026, with additional data rolling in during the second half of 2026. The company is pursuing potential partnerships to continue overseas development.

AIHA is another autoimmune disorder where the immune system mistakenly attacks and destroys its own red blood cells, leading to anemia. The incidence of AIHA is estimated to be 0.8-3.0/100,000 adults per year with an estimated prevalence of 17 per 100,000 adults and a death rate of 8-11%. wAIHA is the most common form of AIHA, accounting for about 75-80% of all adult AIHA cases. China has 26,000 new wAIHA patients per year.

Clinical development: The ESLIM-01 study showed that, in addition to its durable response in ITP patients, sovleplenib also improved significantly the quality of life in physical functioning and energy/fatigue (p<0.05). Most patients were heavily pretreated with a median of four prior lines of ITP therapy, and a majority (71.3%) of the patients had received prior TPO/TPO-RA treatment. Further post-hoc subgroup analysis of the study demonstrated consistent clinical benefits across ITP patients regardless of prior lines of ITP therapies or prior TPO/TPO-RA exposure.

Final analysis of the long-term efficacy and safety from the same study was presented at ASH 2025. A total of 179 patients (All Sov) were treated with at least one dose of sovleplenib, including 126 patients who initially received sovleplenib and 53 patients who crossed over from placebo (P-Sov). The durable response rate was 51.4% and 43.4% for the two groups, and long-term durable response rate was 61.5% and 64.2%. For the All Sov group, median ratio of cumulative duration to overall treatment duration was 71.8% for PLT ≥ 50×109/L. Long-term sovleplenib treatment, with a median exposure of 86.3 weeks, did not increase safety risks and demonstrated low gastrointestinal toxicities.

We completed the ESLIM-02 China Phase III study for 2L wAIHA with positive topline results announced in January 2026. The study met its primary endpoint of durable hemoglobin response rate within weeks 5 to 24 of treatment. We plan to submit the NDA to the NMPA in the first half of 2026.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Sovleplenib	ESLIM-01: ≥2L ITP (vs placebo); NCT05029635	DRR	China III	NDA resubmission accepted by the NMPA in Feb 2026. Long-term data at ASH 2025. After placebo cross-over: ORR 81.0%, DRR 51.4%, G≥3 TEAE 33.0%
Sovleplenib	≥2L ITP (vs placebo); NCT03951623	Safety	China Ib/II	Data in The Lancet Haematology 2023. Including placebo cross-over: ORR 80%, DRR 40%, G≥3 TRAE 7%
Sovleplenib	ESLIM-02: 2L warm AIHA (vs placebo); NCT05535933	DRR	China II/III	Phase III full enrolled in Jun 2025. Met primary endpoint. NDA submission planned in first half of 2026
Sovleplenib	2L warm AIHA (vs placebo); NCT05535933	DRR	China II/III	Phase II data in The Lancet Haematology 2025. Including placebo cross-over: ORR 67%, DRR 48%, G≥3 TEAE 33%

There has been extensive research on oral small-molecule Syk inhibitors due to major unmet medical needs in inflammation and oncology. However, many Syk inhibitors have failed in the development stage due to their off-target toxicity as a result of lower kinase selectivity and possibly poor pharmacokinetic properties. Currently there is only one FDA-approved Syk inhibitor for ITP. There are competitors of different modalities targeting ITP, including a BTK inhibitor and a FcRn inhibitor. However, their 24-week durable response rates were either not disclosed or were significantly below that of sovleplenib.

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Tazemetostat (TAZVERIK® in China)

We have a collaboration with Epizyme, an Ipsen company, to research, develop, manufacture and commercialize tazemetostat in Greater China, including the mainland, Hong Kong, Macau and Taiwan.

Mechanism of action: tazemetostat is an inhibitor of EZH2. EZH2 catalyzes the methylation of histone H3 at lysine 27, which controls expression of genes and plays a role in cell physiology. Dysregulation of EZH2 occurs in a wide range of cancers with poor prognosis. Tazemetostat inhibits EZH2 which allows transcription of genes involved in cell cycle control and terminal differentiation, thus inhibiting cancer cell proliferation.

Target indications: tazemetostat was approved in China for 3L R/R EZH2-mutant follicular lymphoma in March 2025. China has about 9,000 new follicular lymphoma patients each year. About 1/3 of them will eventually require 3L treatment and the frequency of EZH2 mutation was about 25%. We are collaborating with Epizyme to expand the indication to 3L follicular lymphoma regardless of EZH2 status. Tazemetostat received FDA approval in 2020 for epithelioid sarcoma and R/R 2L+ EZH2-mutant follicular lymphoma or R/R follicular lymphoma with no satisfactory alternatives. It is marketed by Ipsen in the US and by Eisai in Japan. In May 2022, tazemetostat was approved in the Hainan International Medical Tourism Pilot Zone, under the Clinically Urgently Needed Imported Drugs scheme.

Clinical development: The NMPA conditional approval in March 2025 was supported by a China Phase II bridging study, showing ORR of 63.6% and mPFS of 15.4 months, in line with results of an earlier global trial (ORR 69%, mPFS 13.8 months). This bridging study also has another cohort for EZH2 wild-type patients, showing ORR of 35%, and mPFS of 8.2 months.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Tazemetostat monotherapy	R/R 3L+ follicular lymphoma (EZH2m/wildtype 2 cohorts); NCT05467943	ORR	China II	NMPA approved in Mar 2025. Data at EHA 2025. EZH2m by IRC: ORR 63.6%, mPFS 15.4 months, DoR 18m 51.6%, G≥3 TRAE 13.6%
Tazemetostat+ lenalidomide + rituximab (R²)	SYMPHONY-1: 2L+ follicular lymphoma (vs R² + placebo); NCT04224493	PFS	Global Ib/III	Ongoing since 2020. Phase Ib Data at ASH 2023. ORR 90.9%, 18-month PFS 79.5%, 18-month DoR 81.0%, G≥3 neutropenia 40.9%, RP3D determined
Tazemetostat+ amdizalisib	2L+ R/R PTCL (single-arm); NCT05713110	ORR	China II	Data at ICML 2025. ORR 60.7%, mPFS 8.3 months, mDoR 6.5 months, G≥3 TRAE 48.3%

Commercial achievements: The NMPA approval in March 2025 triggered an outgoing milestone payment to Epizyme. During the first week of July 2025, the first prescription for tazemetostat, our first commercialized hematological oncology drug, was filled with the drug delivered to the patient. In December 2025, tazemetostat was included in the Commercial Insurance Drug List. We have established a dedicated team to market tazemetostat and other hematological drugs under development, such as sovleplenib and ranosidenib, to be potentially commercialized by our team in coming years.

Year	Event
2025	Inclusion in the Commercial Insurance Drug List Conditional approval by the NMPA for R/R follicular lymphoma and launched
2022	Approved for R/R follicular lymphoma and launched in Hainan Pilot Zone
2021	License and collaboration agreement with Epizyme, now a subsidiary of Ipsen
2020	Approved by FDA for epithelioid sarcoma and R/R follicular lymphoma

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Fanregratinib (HMPL-453)

Mechanism of action: fanregratinib is a novel, selective, oral inhibitor targeting FGFR 1/2/3. Activation of the FGFR pathway ultimately leads to increased cell proliferation, migration and survival. Aberrant FGFR signaling is associated with tumor growth, promotion of angiogenesis and resistance to anti-tumor therapies. Deregulation of the FGFR includes receptor amplification, activating mutations, gene fusions and receptor isoform switching.

Target indications: IHCC is one of the subtypes of primary bile duct cancer. In China, an estimated 61,900 newly diagnosed cases of IHCC occurred in 2015, having increased by 9.2% per year between 2006 and 2015. Approximately 10-15% of IHCC patients globally have tumors harboring FGFR2 fusions or rearrangements.

Clinical development: the registrational cohort of a China Phase II trial fully enrolled in February 2025, and subsequently met its primary endpoint of ORR. Results will be presented at an upcoming scientific conference in the first half of 2026. In December 2025, the NMPA accepted the NDA with priority review in 2L IHCC.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Fanregratinib monotherapy	2L FGFR2 fusion/rearrangement IHCC (single-arm); NCT04353375	ORR	China II reg.	NDA accepted by the NMPA in Dec 2025. Fully enrolled in Feb 2025. Results expected to be presented in 2026
Fanregratinib monotherapy	2L+ FGFR2 fusion/rearrangement IHCC (2 dosages); NCT04353375	ORR	China II	Data at ASCO 2023. At 300mg, ORR 50.0%, DCR 90%, G≥3 TRAE 23.1%

Ranosidenib (HMPL-306)

Mechanism of action: ranosidenib is a novel dual-inhibitor of IDH1 and IDH2 enzymes. When mutated, IDH creates 2-hydroxyglutarate, which alters genetic programming and prevents cells from maturing, causing activation of oncogenes and deactivation of tumor-suppressor genes. Targeting both IDH1 and IDH2 mutations benefits patients harboring either IDH mutation and addresses acquired resistance due to isoform switching.

Target indications: IDH1 and IDH2 mutations have been implicated as drivers of certain malignancies, especially AML and gliomas. There were an estimated 19,700 new cases of AML in China in 2018 and it is estimated to reach 24,200 in China in 2030. About 15-25% of AML carry IDH1/2 mutations. Nearly 25% of AML patients fail to achieve remission after treatment.

Clinical development: The RAPHAEL China Phase III study initiated in May 2024 on 2L R/R IDH1/2-mutant AML patients, comparing ranosidenib monotherapy versus chemotherapy. With OS as primary endpoint, we are targeting to recruit 320 patients.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
Ranosidenib monotherapy	RAPHAEL: 2L R/R IDH1/2-mutant AML (vs chemo); NCT06387069	OS	China III	Ongoing since May 2024
Ranosidenib monotherapy	IDH1/2-mutant AML (single-arm); NCT04272957	Safety	China I	Data at EHA 2024. At RP2D, IDH1/2-mutant CR+CRh 45.5/50.0%; excluding RAS and FLT3 mutations, IDH1/2-mutant CR+CRh 50.0/62.0%
Ranosidenib monotherapy	R/R IDH1/2-mutant AML (single-arm); NCT04764474	Safety	US/EU I	Data at EHA 2024. At 250mg, ORR 60.0%, G≥3 TRAE 13.3%
Ranosidenib monotherapy	IDH1/2-mutant glioma (single-arm); NCT07025018	Safety	China I	Initiated July 2025
Ranosidenib monotherapy	IDH1/2-mutant glioma (single-arm); NCT04762602	Safety	US/Spain I	Data at ASCO 2025. For lower-grade glioma patients, ORR 20.0%, 18-month PFS rate 65.3%, G≥3 AE 28.6%

One IDH1/2 dual inhibitor was approved in the US for IDH1/2-mutant Grade 2 astrocytoma or oligodendroglioma in August 2024. To date, there are no IDH1/2 dual inhibitors approved or in late-stage development for AML.

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Early-stage Investigational Drug Candidates

HUTCHMED retains all worldwide rights to the following early-stage drug candidates.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
HMPL-760 + chemo	R/R DLBCL (vs chemo); NCT06601504	Safety PFS	China II	Fully enrolled in 2024. Phase III planned to initiate in H1 2026
HMPL-760 monotherapy	CLL, SLL, other NHL (single-arm); NCT05190068	ORR	China I	Data at EHA 2024. ORR 73.1%, median time to response 2.3 months
HMPL-506 monotherapy	MLL-rearranged/NPM1-mutant acute leukemia (single-arm); NCT06387082	RP2D	China I	Ongoing since Jun 2024
HMPL-415 monotherapy	Solid tumors (single-arm); NCT05886374	RP2D	China I	Fully enrolled
HMPL-653 monotherapy	Solid tumors & tenosynovial giant cell tumors (single-arm); NCT05277454	RP2D	China I	Fully enrolled
HMPL-A83 monotherapy	Advanced malignant neoplasms (single-arm); NCT05429008	RP2D	China I	Fully enrolled
HMPL-295 monotherapy	Solid tumors (single-arm); NCT04908046	G≥3 TRAE	China I	Fully enrolled; Data at ASCO 2024. G≥3 TRAE 53.2%

HMPL-760 is a novel, non-covalent, third-generation BTK inhibitor. It is a highly potent, selective, and reversible inhibitor with long target engagement against BTK, including wild-type and C481S-mutated BTK. The abnormal activation of B-cell receptor signaling is closely related to the development of B-cell type hematological cancers, which represent approximately 85% of all NHL cases. BTK is considered a validated target for drugs that aim to treat certain hematological cancers, however C481S mutation of BTK is a known resistance mechanism for first and second generation BTK inhibitors.

HMPL-506 is a novel, selective Menin inhibitor. Menin is a scaffold protein that controls gene expression and cell signaling. MLL rearrangement and NPM1 mutation play key roles in acute leukemia. Current research has demonstrated that the inhibition of Menin-MLL interaction is a feasible therapeutic strategy in these MLL or NPM1 types of acute leukemia. MLL-rearranged AML accounts for approximately 5% of adult AML, associated with poor prognosis, and NPM1-mutant AML accounts for approximately 30% of AML.

HMPL-415 is a novel SHP2 allosteric inhibitor. SHP2 modulates diverse cell signaling events that control metabolism, cell growth, differentiation, cell migration, transcription and oncogenic transformation. It regulates key signaling events including RAS/ERK, PI3K/AKT, JAK/STAT and PD-1 pathways downstream of several receptor tyrosine kinases. Dysregulation of SHP2 expression or activity causes many developmental diseases, and hematological and solid tumors.

HMPL-653 is a novel, selective and potent CSF-1R inhibitor designed to target CSF-1R driven tumors as a monotherapy or in combination with other drugs. Studies have shown that blocking the CSF-1R signaling pathway could effectively modulate the tumor microenvironment, relieve tumor immunosuppression, and synergize with other anti-cancer therapies such as immune checkpoint inhibitors to achieve tumor inhibition. CSF-1R inhibitors may treat tenosynovial giant cell tumors and a variety of malignancies in combinations.

HMPL-A83 is a novel IgG4-type humanized anti-CD47 monoclonal antibody that exhibits high affinity for CD47. CD47 is a cell surface transmembrane protein that is ubiquitously expressed on virtually all human cells. The overexpression of CD47 is reported in a variety of tumors and is believed to be associated with immune escape from macrophage-mediated phagocytosis. HMPL-A83 blocks CD47 binding to signal regulatory protein α and disrupts the “do not eat me” signal that cancer cells use to shield themselves from the immune system.

HMPL-295 is a novel ERK inhibitor. ERK is a downstream component of the RAS-RAF-MEK-ERK signaling cascade (MAPK pathway). The MAPK pathway is dysregulated in cancer, in which mutations or non-genetic events hyper-activate the pathway in up to 50% of cancers. ERK inhibition has the potential to overcome or avoid the intrinsic or acquired resistance from the inhibition of RAS, RAF and MEK. HMPL-295 inhibited ribosomal S6 kinase (RSK) phosphorylation which is a downstream signaling molecule regulated by ERK1/2 and stimulated by phorbol 12-myristate 13-acetate (PMA).

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Collaborations with ImageneBio (Nasdaq:IMA) and Miragene Co

Inmagene has been developing IMG-004 and IMG-007, two novel drug candidates discovered by HUTCHMED for the potential treatment of multiple immunological diseases, and funding their development. HUTCHMED had received shares as consideration for the exclusive license to develop, manufacture and commercialize these two drug candidates worldwide. In July 2025, Inmagene spun off Miragene Co, which holds the license rights to IMG-004; and merged with Ikena Oncology, Inc. to form ImageneBio, which holds the license rights to IMG-007. HUTCHMED now holds approximately 9.4% in Miragene Co and approximately 3.8% in ImageneBio.

Treatment	Name: Indication (control); NCT#	Endpoint	Phase	Status/Plan
IMG-007 monotherapy	ADAPTIVE: Adults with moderate-to-severe atopic dermatitis; NCT07037901	% from baseline in EASI score at Week 20	US/ Canada IIb	Initiated in Jul 2025
IMG-007 monotherapy	Alopecia areata with 50% or greater scalp hair loss (single-arm); NCT06060977	Safety	US/ Canada IIa	Positive topline. Mean reduction in Severity of Alopecia Tool (SALT) of 21.7% (600mg) at Week 36
IMG-007 monotherapy	Adult healthy volunteers (vs placebo); NCT05349097	Safety	US I	Multiple ascending dose completed

MANUFACTURING

We have a drug product manufacturing facility in Suzhou which manufactures both clinical and commercial supplies for fruquintinib and surufatinib. Our new drug product facility in Shanghai has fully commenced operations and is expected to increase our novel drug product manufacturing capacity significantly and secure both clinical and commercial drug product supply. The Shanghai facility passed FDA inspection with zero observations in January 2026. Both clinical stage and commercial drug products have completed technology transfer, and almost all drug product manufacturing in the future will be done in the Shanghai factory. This can bring significant production cost savings.

Commercial supply of savolitinib was first delivered from the Shanghai facility in late 2024. We received the NMPA manufacturing approval of surufatinib at the Shanghai facility and started commercial production, and we also received the NMPA manufacturing approval for fruquintinib in December 2025. Currently we can deliver commercial batches of fruquintinib from three manufacturing sites to the global and China markets: our own facilities in Suzhou and Shanghai and a third site in Switzerland.

Production for our first ATTC candidates has been completed by the Shanghai facility. We have also completed production of the first batch of investigational drug products to supply the first global clinical trials.

OTHER VENTURES

In the first half of 2025, HUTCHMED completed the disposal of a 45% equity interest in SHPL to focus on our global innovative drug discovery and development businesses. After the disposal, our Other Ventures is predominantly our Distribution Business (a 51%-held joint venture with Sinopharm Group Co. Ltd.) which provides services to third-party pharmaceutical companies in China.

In 2025, our Other Ventures consolidated revenue was steady at $263.0 million (2024: $266.8m). Consolidated net income attributable to HUTCHMED from our Other Ventures decreased to $25.5 million (2024: $47.7m) primarily due to disposal of our 45% equity interest in SHPL in April 2025.

Johnny Cheng
Acting Chief Executive Officer and Chief Financial Officer
March 5, 2026

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USE OF NON-GAAP FINANCIAL MEASURES AND RECONCILIATION

In addition to financial information prepared in accordance with US GAAP, this announcement also contains certain non-GAAP financial measures based on management’s view of performance including:

•	Adjusted Group net cash flows excluding financing activities

•	CER

Management uses such measures internally for planning and forecasting purposes and to measure the HUTCHMED Group’s overall performance. We believe these adjusted financial measures provide useful and meaningful information to us and investors because they enhance investors’ understanding of the continuing operating performance of our business and facilitate the comparison of performance between past and future periods. These adjusted financial measures are non-GAAP measures and should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Other companies may define these measures in different ways.

Adjusted Group net cash flows excluding financing activities: We exclude deposits in and proceeds from short-term investments for the period and exclude the net cash generated from financing activities for the period to derive our adjusted Group net cash flows excluding financing activities. We believe the presentation of adjusted Group net cash flows excluding financing activities provides useful and meaningful information about the change in our cash resources excluding those from financing activities which may present significant period-to-period differences.

CER: We remove the effects of currency movements from period-to-period comparisons by retranslating the current period’s performance at previous period’s foreign currency exchange rates. Because we have significant operations in China, the RMB to US dollar exchange rates used for translation may have a significant effect on our reported results. We believe the presentation at CER provides useful and meaningful information because it facilitates period-to-period comparisons of our results and increases the transparency of our underlying performance.

Reconciliation of GAAP change in net cash (used in)/generated from operating activities to adjusted Group net cash flows excluding financing activities:

	Year Ended December 31,
($ in millions)	2025	2024
Net cash (used in)/generated from operating activities	(64.7)	0.5
Net cash used in investing activities	(29.4)	(96.0)
Effect of exchange rate changes on cash and cash equivalents	3.6	(3.4)
Excludes: Deposits in short-term investments	2,742.2	1,848.8
Excludes: Proceeds from short-term investments	(2,128.4)	(1,769.4)
Adjusted Group net cash flows excluding financing activities	523.3	(19.5)

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Reconciliation of GAAP revenue and net income attributable to HUTCHMED to CER:

($ in millions, except %)	Year Ended December 31,		Change Amount			Change %
	2025	2024	Actual	CER	Exchange effect	Actual	CER	Exchange effect
Consolidated revenue	548.5	630.2	(81.7)	(83.5)	1.8	-13%	-13%	—

— Oncology/Immunology*	285.5	363.4	(77.9)	(78.7)	0.8	-21%	-21%	—

* Includes:
— Oncology Products	214.4	271.5	(57.1)	(57.9)	0.8	-21%	-21%	—
—FRUZAQLA®	89.4	110.8	(21.4)	(21.4)	—	-19%	-19%	—
—ELUNATE®	76.9	86.3	(9.4)	(9.9)	0.5	-11%	-11%	—
—SULANDA®	27.0	49.0	(22.0)	(22.1)	0.1	-45%	-45%	—
—ORPATHYS®	18.6	24.5	(5.9)	(6.1)	0.2	-24%	-24%	—
—TAZVERIK®	2.5	0.9	1.6	1.6	—	158%	156%	2%
— Takeda upfront, regulatory milestones and R&D services	51.6	67.0	(15.4)	(15.4)	—	-23%	-23%	—
— Other revenue (R&D services and licensing)	19.5	24.9	(5.4)	(5.4)	—	-21%	-21%	—

— Other Ventures	263.0	266.8	(3.8)	(4.8)	1.0	-1%	-1%	—

Consolidated net income attributable to HUTCHMED — Other Ventures	25.5	47.7	(22.2)	(22.0)	(0.2)	-47%	-46%	-1%
— Consolidated entities	0.9	1.2	(0.3)	(0.3)	—	-22%	-22%	—
— An equity investee — SHPL	24.6	46.5	(21.9)	(21.7)	(0.2)	-47%	-46%	-1%

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GROUP CAPITAL RESOURCES

LIQUIDITY AND CAPITAL RESOURCES

To date, we have taken a multi-source approach to fund our operations, including through cash flows generated, dividend payments and divestment proceeds from our Oncology/Immunology and Other Ventures operations, service and milestone and upfront payments from our collaboration partners, bank borrowings, investments from third parties, proceeds from our listings on various stock exchanges and follow-on offerings.

Significantly boosted by the partial disposal of equity stake in SHPL, we generated a net income attributable to HUTCHMED of $456.9 million for the year ended December 31, 2025 (2024: $37.7m).

As of December 31, 2025, we had cash and cash equivalents and short-term investments of $1,367.3 million, unutilized bank facilities of $41.2 million and $93.2 million in bank borrowings.

Certain of our subsidiaries including those registered as wholly foreign-owned enterprises, and an equity investee in China, are required to set aside at least 10% of their after-tax profits to their non-distributable reserve funds until such reserves reach 50% of their registered capital. Profit appropriated to the reserve funds for our subsidiaries and equity investee incorporated in PRC was approximately $2,380,000 and $32,000 for the years ended December 31, 2025 and 2024, respectively.

In addition, as a result of PRC regulations restricting dividend distributions from such reserve funds and from a company’s registered capital, our PRC subsidiaries are restricted in their ability to transfer a certain amount of their net assets to us as cash dividends, loans or advances. This restricted portion amounted to $2.0 million as of December 31, 2025.

CASH FLOW

(in $’000)	Year Ended December 31,
	2025	2024
Cash Flow Data:
Net cash (used in)/generated from operating activities	(64,657)	497
Net cash used in investing activities	(29,410)	(96,060)
Net cash generated from/(used in) financing activities	7,836	(30,667)
Net decrease in cash and cash equivalents	(86,231)	(126,230)
Effect of exchange rate changes	3,603	(3,401)
Cash and cash equivalents at beginning of the year	153,958	283,589
Cash and cash equivalents at end of the year	71,330	153,958

Net Cash (used in)/generated from Operating Activities

Net cash used in operating activities was $64.7 million for the year ended December 31, 2025, compared to $0.5 million net cash generated for the year ended December 31, 2024. The net increase in spending of $65.2 million was mainly due to a capital gain tax payment of $59.5 million for the partial divestment of SHPL in April 2025.

Net Cash used in Investing Activities

Net cash used in investing activities was $29.4 million for the year ended December 31, 2025, compared to $96.1 million for the year ended December 31, 2024. The net amounts used for the year ended December 31, 2025 were due to $613.8 million deposited into short-term investments along with $10.0 million regulatory approval milestone payment and $14.1 million for capital expenditures, offset by gross proceeds from the partial divestment of SHPL of $608.5 million. The net amounts used for the year ended December 31, 2024 were mainly due to capital expenditures of $17.9 million and net deposits in short-term investments of $79.4 million.

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Net Cash generated from/(used in) Financing Activities

Net cash generated from financing activities was $7.8 million for the year ended December 31, 2025, compared to $30.7 million net cash used for the year ended December 31, 2024. The net amounts generated for the year ended December 31, 2025 were mainly due to $6.3 million net amount drawn from bank borrowings to primarily settle the capital expenditures for the Shanghai manufacturing site. The net amounts used for the year ended December 31, 2024 were mainly due to $36.1 million purchases of shares of the Company by a trustee (which are referred to as “treasury shares” in the Company’s consolidated financial statements and accounted as treasury shares under applicable accounting standards but do not constitute treasury shares under the Rules Governing the Listing of Securities on HKEX (the “Hong Kong Listing Rules”)) for the settlement of equity awards of the Company, offset by $5.6 million net amount drawn from bank borrowings.

LOAN FACILITIES

In October 2021, our subsidiary entered into a 10-year fixed asset loan facility agreement with BOC for the provision of a secured credit facility in the amount of $107.4 million (RMB754.9 million) with an annual interest rate at the 5-year China LPR less 0.8% (which was supplemented in June 2022). This credit facility is guaranteed by the immediate holding company of the subsidiary, and secured by the underlying leasehold land and buildings (Shanghai manufacturing facility), and includes certain financial covenant requirements. For the year ended December 31, 2025, $1.5 million (RMB10.4 million) was repaid and cannot be further drawn from the facility. The outstanding bank borrowings was $73.0 million (RMB512.5 million) as of December 31, 2025.

In October 2025, BOC extended a short-term unsecured working capital loan facility to our subsidiary in the amount of $28.5 million (RMB200.0 million) with an annual interest rate at the 1-year China LPR less 0.89%. This credit facility includes certain financial covenant requirements. As of December 31, 2025, $20.2 million (RMB142.1 million) was utilized from the loan facility.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table sets forth our contractual obligations as of December 31, 2025. Our purchase obligations relate to property, plant and equipment that are contracted for but not yet paid. Our lease obligations primarily comprise future aggregate minimum lease payments in respect of various factories, warehouse, offices and other assets under non-cancellable lease agreements.

(in $’000)	Payment Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Bank borrowings	93,160	24,971	14,153	29,977	24,059
Interest on bank borrowings	8,947	2,386	3,558	2,359	644
Purchase obligations	692	675	17	—	—
Lease obligations	6,860	4,964	1,734	162	—
	109,659	32,996	19,462	32,498	24,703

FOREIGN EXCHANGE RISK

A substantial portion of our revenue and expenses are denominated in renminbi, and our consolidated financial statements are presented in US dollars. While we do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge our exposure to such risk, any significant fluctuation in the value of renminbi may adversely affect our cash flows, results of operations and financial condition in the future.

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The value of the renminbi against the US dollar and other currencies may fluctuate and is affected by, among other things, changes in political, economic and market factors, including but not limited to monetary policies, interest rates, geopolitical relations, tariffs and economic performance. The conversion of renminbi into foreign currencies, including US dollars, has been based on rates set by the PBOC. If we decide to convert renminbi into US dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the US dollar against the renminbi would have a negative effect on the US dollar amounts available to us. On the other hand, if we need to convert US dollars into renminbi for business purposes, e.g. capital expenditures and working capital, appreciation of the renminbi against the US dollar would have a negative effect on the renminbi amounts we would receive from the conversion. In addition, for certain cash and bank balances deposited with banks in the PRC, if we decide to convert them into foreign currencies, they are subject to the rules and regulations of foreign exchange control promulgated by the PRC government.

CREDIT RISK

Substantially all of our bank deposits are in major financial institutions, which we believe are of high credit quality. We limit the amount of credit exposure to any single financial institution. We make periodic assessments of the recoverability of trade and other receivables and amounts due from related parties. Our historical experience in collection of receivables falls within the recorded allowances, and we believe that we have made adequate provision for uncollectible receivables.

INTEREST RATE RISK

We have no significant interest-bearing assets except for bank deposits. Our exposure to changes in interest rates is mainly attributable to our bank borrowings, which bear interest at floating interest rates and expose us to cash flow interest rate risk. We have not used any interest rate swaps to hedge our exposure to interest rate risk. We have performed sensitivity analysis for the effects on our results for the period from changes in interest rates on floating rate borrowings. The sensitivity to interest rates used is based on the market forecasts available at the end of the reporting period and under the economic environments in which we operate, with other variables held constant. According to the analysis, the impact on our results of a 1.0% interest rate shift would be a maximum increase/decrease of $0.9 million for the year ended December 31, 2025.

OFF-BALANCE SHEET ARRANGEMENTS

We did not have during the years presented, and we do not currently have, any material off-balance sheet arrangements.

CONTINGENT LIABILITIES

Other than as disclosed in note 17 to the consolidated financial statements, the Group does not have any other significant commitments or contingent liabilities as at December 31, 2025.

GEARING RATIO

The gearing ratio of the Group, which was calculated by dividing total interest-bearing loans by total equity, was 7.4% as of December 31, 2025, a decrease from 10.7% as of December 31, 2024. The decrease was primarily due to the increase in equity from the gain on divestment of SHPL during the year.

SIGNIFICANT INVESTMENTS HELD

We did not hold any significant investments in the equity of any companies as of December 31, 2025.

FUTURE PLANS FOR MATERIAL INVESTMENTS AND CAPITAL ASSETS

Note 17 to the consolidated financial statements discloses our capital commitment as of December 31, 2025.

MATERIAL ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES

During the year ended December 31, 2025, except for our divestment of an equity investee as disclosed in note 22 to the consolidated financial statements, we did not have any other material acquisitions and disposals of subsidiaries, associates and joint ventures.

PLEDGE OF ASSETS

Our 10-year fixed asset loan facility agreement with BOC is secured by the underlying leasehold land and buildings. The outstanding bank borrowing was $73.0 million (RMB 512.5 million) as at December 31, 2025.

INFLATION

In recent years, China has not experienced significant inflation, and thus inflation has not had a material impact on our results of operations. According to the National Bureau of Statistics of China, the Consumer Price Index in China decreased by 0.3% in 2023, increased by 0.1% in 2024 and increased by 0.8% in 2025. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

FINAL DIVIDEND

The Board does not recommend any final dividend for the year ended December 31, 2025.

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OTHER INFORMATION

CORPORATE STRATEGY

The primary objective of the Company is to be a leader in the discovery, development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. The strategy of the Company is to leverage the highly specialized expertise of the drug discovery division, the Oncology/Immunology operations, to develop and expand the drug candidate portfolio of the Group for the global market, building on the first-mover advantage in the development and launch of novel cancer medicines in China, and engaging partners for late-stage development and commercialization outside China. This strategy is aligned with the Company’s culture of innovation and high engagement and empowerment of employees with a strong focus on reward and recognition. The Chairman’s Statement and the Operations Review contain discussions and analyses of the Group’s opportunities, performance and the basis on which the Group generates or preserves value over the longer term and the basis on which the Group will execute its strategy for delivering its objectives. The Group also focuses on sustainability and delivering business solutions to support the transition to a low-carbon economy. Further information on the sustainability initiatives of the Group and its key relationships with stakeholders can also be found in the standalone Sustainability Report of the Group.

SUSTAINABILITY

The key sustainability mission of the Group is to create long-term value for stakeholders by aligning its sustainability objectives to the strategic development of its businesses. The Board of Directors (“the Board”) has the overall responsibility to ensure that sustainability issues are integrated into the operations, strategy and long-term development of the Group. It provides oversight of the sustainability performance of the Group through closely monitoring key sustainability matters and performance indicators, along with trends, risks, and opportunities that may impact the business development of the Group. Supported by the Sustainability Committee, leadership team (including executives and senior management) and sustainability working groups, the Board oversees the management approach to sustainability matters and the formulation of sustainability strategies.

A standalone Sustainability Report of the Company for 2025 will be published alongside the 2025 Annual Report in April 2026 and will include further information on the Group’s sustainability initiatives and their performance. It will further discuss the abovementioned sustainability mission and strategies, management approach, progress of goals and targets, material quantitative data, as well as policies and key initiatives of the Group. Over the course of 2026, the Group continues to engage its stakeholders to identify areas for improvement in these sustainability fronts.

HUMAN RESOURCES

As at December 31, 2025, the Group employed approximately 1,800 (December 31, 2024: ~1,810) full time staff members. Staff costs for the year ended December 31, 2025, including directors’ emoluments, totaled $177.1 million (2024: $190.9 million).

The Group fully recognizes the importance of high-quality employees in sustaining market leadership. Salary and benefits are kept at competitive levels, while individual performance is rewarded within the general framework of the salary, bonus and incentive system of the Group, which is reviewed annually. Employees are provided with a wide range of benefits that include medical coverage, provident funds and retirement plans, and long-service awards. The Group stresses the importance of staff development and provides training programs on an ongoing basis. Employees are also encouraged to play an active role in community care activities.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Thursday, May 7, 2026 to Tuesday, May 12, 2026, both days inclusive, during which period no transfer of shares will be effected. The record date to determine shareholders’ entitlement to attend and vote at the 2026 Annual General Meeting (or at any adjournment or postponement thereof) is Thursday, May 7, 2026. All share certificates with completed transfer forms, either overleaf or separately, must be lodged with (a) (for shares registered on the Hong Kong branch register of members) the Hong Kong Branch Share Registrar of the Company, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 4:30pm Hong Kong time on Wednesday, May 6, 2026 or (b) (for shares registered on the principal register of members) the Principal Share Registrar of the Company, Computershare Investor Services (Jersey) Limited c/o Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom, no later than 4:30 pm London time on Wednesday, May 6, 2026.

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PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year ended December 31, 2025, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the listed securities (including sale of treasury shares (within the meaning of the Hong Kong Listing Rules)) of the Company.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company strives to attain and maintain high standards of corporate governance best suited to the needs and interests of the Company and its subsidiaries as it believes that effective corporate governance framework is fundamental to promoting and safeguarding interests of shareholders and other stakeholders and enhancing shareholder value. Accordingly, the Company has adopted and applied corporate governance principles and practices that emphasize a quality Board, effective risk management and internal control systems, stringent disclosure practices, transparency and accountability as well as effective communication and engagement with shareholders and other stakeholders. It is, in addition, committed to continuously enhancing these standards and practices and inculcating a robust culture of compliance and ethical governance underlying the business operations and practices across the Group.

The Company has complied throughout the year ended December 31, 2025 with all applicable code provisions of the Hong Kong Corporate Governance Code contained in Part 2 of Appendix C1 of the Hong Kong Listing Rules, as in force during the reporting period.

COMPLIANCE WITH THE SHARE DEALINGS CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Board has adopted the Code on Dealings in Shares which is on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 of the Hong Kong Listing Rules as the code of conduct regulating Directors’ dealings in securities of the Company. In response to specific enquiries made, all Directors have confirmed that they have complied with the required standards set out in such code regarding their securities transactions throughout their tenure during the year ended December 31, 2025.

ANNUAL GENERAL MEETING

The Annual General Meeting of the Company will be held on Tuesday, May 12, 2026. Notice of the 2026 Annual General Meeting will be published and issued to shareholders in due course.

AUDIT REPORT ON THE ANNUAL FINANCIAL STATEMENTS

The consolidated financial statements of the Company and its subsidiary companies for the year ended December 31, 2025 prepared in accordance with accounting principles generally accepted in the US have been audited by the Company’s auditors, PricewaterhouseCoopers. The consolidated financial statements of the Company and its subsidiary companies for the year ended December 31, 2025 have also been reviewed by the Audit Committee of the Company.

IMPORTANT EVENTS AFTER THE REPORTING DATE

Save as disclosed above, no important events affecting the Company occurred since December 31, 2025 and up to the date of this announcement.

PUBLICATION OF FULL YEAR RESULTS AND ANNUAL REPORT

This full year results announcement is published on the websites of HKEX (www.hkexnews.hk), the London Stock Exchange (www.londonstockexchange.com), the US Securities and Exchange Commission (www.sec.gov) and the Company (www.hutch-med.com). The annual report of the Group for the year ended December 31, 2025 will be published on the websites of HKEX and the Company in April 2026.

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GLOSSARY

1L	=	First-line.
2L	=	Second-line.
3L	=	Third-line.
AACR	=	American Association for Cancer Research conference.
ADC	=	Antibody-drug conjugate.
ADS	=	American depositary shares, each of which represents five ordinary shares.
AIHA	=	Autoimmune hemolytic anemia.
AKT	=	Protein kinase B.
AML	=	Acute myeloid leukemia.
ASCO	=	American Society of Clinical Oncology conference.
ASH	=	American Society of Hematology conference.
AstraZeneca	=	AstraZeneca AB, a subsidiary of AstraZeneca plc.
ATTC	=	Antibody-targeted therapy conjugates.
BICR	=	Blinded independent central review.
BOC	=	Bank of China Limited.
BTK	=	Bruton’s tyrosine kinase.
CDP Worldwide	=	Non-profit organization formerly known as the Carbon Disclosure Project.
CER	=	Constant exchange rate. We also report changes in performance at CER which is a non-GAAP measure. Please refer to “Use of Non-GAAP Financial Measures and Reconciliation” for further information relevant to the interpretation of these financial measures and reconciliations of these financial measures to the most comparable GAAP measures.
CLL	=	Chronic lymphocytic leukemia.
CNS	=	Central nervous system.
CR+CRh	=	Combined complete remission + complete remission with partial hematologic recovery.
CRC	=	Colorectal cancer.
CSF-1R	=	Colony-stimulating factor 1 receptor.
DCR	=	Disease control rate.
DLBCL	=	Diffuse large B-cell lymphoma.
DoR	=	Duration of response.
DRR	=	Durable response rate
EASI	=	Eczema area and severity index.
EGFR	=	Epidermal growth factor receptor.
EGFRm	=	Epidermal growth factor receptor mutated.
EHA	=	European Hematology Association.
ELCC	=	The European Lung Cancer Congress.
Eli Lilly	=	Lilly (Shanghai) Management Company Limited.
EMC	=	Endometrial cancer.
Epizyme	=	Epizyme, Inc., an Ipsen company.
epNET	=	Extra-pancreatic neuroendocrine tumor.
ERK	=	Extracellular signal-regulated kinase.
ESG	=	Environmental, Social and Governance.
ESMO	=	European Society for Medical Oncology conference.
EZH2	=	Enhancer of zeste homolog 2.
EZH2m	=	Enhancer of zeste homolog 2 mutated.
FDA	=	Food and Drug Administration.
FGFR	=	Fibroblast growth factor receptor.
FLT3	=	FMS-like tyrosine kinase 3.
FPI	=	First patient in.
GAAP	=	Generally Accepted Accounting Principles.
GC	=	Gastric cancer.
Hainan Pilot Zone	=	Hainan Boao Lecheng International Medical Tourism Pilot Zone.
HKEX	=	The Main Board of The Stock Exchange of Hong Kong Limited.
HR	=	Hazard Ratio.
ICML	=	International Conference on Malignant Lymphoma.
IDH1/2	=	Isocitrate dehydrogenase-1 OR isocitrate dehydrogenase-2.
IHCC	=	Intrahepatic cholangiocarcinoma.
IIT	=	Investigator-initiated trial.
ImageneBio	=	ImageneBio, Inc.
IND	=	Investigational new drug application.
Inmagene	=	Inmagene Biopharmaceuticals, which merged with Ikena Oncology, Inc. to form ImageneBio in July 2025.
In-market sales	=	Total sales to third parties provided by Eli Lilly (ELUNATE®), Takeda (FRUZAQLA®), AstraZeneca (ORPATHYS®) and HUTCHMED (ELUNATE®, SULANDA®, ORPATHYS® and TAZVERIK®).
Ipsen	=	Ipsen SA, parent of Epizyme, Inc.
IRC	=	Independent review committee.
ISDS	=	Inflammatory Skin Disease Summit.

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ITP	=	Immune thrombocytopenia purpura.
ITT	=	Intention-to-treat
JAK	=	Janus kinase.
JAMA	=	Journal of the American Medical Association.
LPI	=	Last patient in.
LPR	=	Loan Prime Rate.
MAA	=	Marketing Authorisation Application.
MAPK	=	Mitogen-activated protein kinase.
mDoR	=	median Duration of response.
MET	=	The ligand mesenchymal epithelial transition factor, or the gene named MET that encodes this ligand.
METex14	=	MET exon 14 skipping alteration.
MLL	=	Mixed-lineage leukemia.
mOS	=	median Overall survival.
mPFS	=	median Progression-free survival.
MSS	=	Microsatellite stable.
NDA	=	New Drug Application.
NET	=	Neuroendocrine tumor.
NHL	=	Non-Hodgkin lymphoma.
NHS	=	National Health Service in the United Kingdom.
NHSA	=	China National Healthcare Security Administration.
NICE	=	National Institute for Health and Care Excellence of the United Kingdom.
NMPA	=	China National Medical Products Administration.
NPM1	=	Nucleophosmin 1.
NRDL	=	China National Reimbursement Drug List.
NSCLC	=	Non-small cell lung cancer.
ORR	=	Objective response rate.
OS	=	Overall survival.
PBOC	=	People’s Bank of China.
PD-1	=	Programmed cell death protein-1.
PDAC	=	Pancreatic ductal adenocarcinoma.
PFS	=	Progression free survival.
PI3K	=	Phosphatidylinositol 3-kinase.
PI3Kδ	=	Phosphoinositide 3-kinase-δ.
pMMR	=	Proficient mismatch repair.
pNET	=	Pancreatic neuroendocrine tumor.
PRCC	=	Papillary renal cell carcinoma.
PTCL	=	Peripheral T-cell lymphomas.
R/R	=	Relapsed and/or refractory.
RAS	=	Rat sarcoma.
RCC	=	Renal cell carcinoma.
RMB or “renminbi”	=	The legal currency of the PRC.
RP2D	=	The recommended phase 2 dose.
RP3D	=	The recommended phase 3 dose.
S&A	=	Selling and administrative expenses.
SHP2	=	SH2 containing protein tyrosine phosphatase-2.
SHPL	=	Shanghai Hutchison Pharmaceuticals Limited.
SLL	=	Small lymphocytic lymphoma.
sNDA	=	Supplemental New Drug Application.
STAT	=	Signal transducer and activator of transcription.
Syk	=	Spleen tyrosine kinase.
Takeda	=	Takeda Pharmaceuticals International AG, a subsidiary of Takeda Pharmaceutical Company Limited.
TEAE	=	Treatment emergent adverse events.
TKI	=	Tyrosine kinase inhibitor.
TPO	=	Thrombopoietin.
TPO-RA	=	Thrombopoietin receptor agonists.
TRAE	=	Treatment-related adverse events.
VEGFR	=	Vascular endothelial growth factor receptor.
wAIHA	=	Warm autoimmune hemolytic anemia.
WCLC	=	World Conference on Lung Cancer.

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CONSOLIDATED FINANCIAL STATEMENTS

HUTCHMED (CHINA) LIMITED
CONSOLIDATED BALANCE SHEETS
(IN US$’000, EXCEPT SHARE DATA)

		December 31,
	Note	2025	2024
Assets
Current assets
Cash and cash equivalents	5	71,330	153,958
Short-term investments	5	1,295,945	682,152
Accounts receivable	6	126,750	155,537
Other receivables, prepayments and deposits	7	21,773	16,609
Amounts due from related parties	25(ii)	10,415	7,899
Inventories	8	41,129	50,400
Total current assets		1,567,342	1,066,555
Property, plant and equipment	9	94,623	92,498
Right-of-use assets	10	3,027	4,497
Deferred tax assets	26(ii)	12,655	12,448
Investment in equity investees	11	10,865	77,765
Investment in equity security	12	—	5,000
Amounts due from related parties	25(ii)	41,381	—
Goodwill		3,112	2,990
Other non-current assets		20,092	12,443
Total assets		1,753,097	1,274,196
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	13	45,533	42,521
Other payables and accruals	14	208,892	256,124
Short-term bank borrowings	15	24,971	23,372
Deferred revenue	20	31,415	50,071
Income tax payable	26(iii)	2,083	1,549
Lease liabilities	10	2,881	2,925
Total current liabilities		315,775	376,562
Lease liabilities, non-current portion	10	1,852	4,089
Deferred tax liabilities	26(ii)	255	2,990
Long-term bank borrowings	15	68,189	59,434
Deferred revenue, non-current portion	20	20,132	48,432
Amounts due to related parties	25(ii)	6,325	6,617
Other non-current liabilities	16	89,307	4,219
Total liabilities		501,835	502,343
Commitments and contingencies	17

Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 872,327,620 and 871,601,095 shares issued at December 31, 2025 and 2024 respectively	18	87,233	87,160
Additional paid-in capital		1,533,868	1,517,526
Accumulated losses		(378,643)	(833,172)
Accumulated other comprehensive loss		(4,532)	(11,585)
Total Company’s shareholders’ equity		1,237,926	759,929
Non-controlling interests		13,336	11,924
Total shareholders’ equity		1,251,262	771,853
Total liabilities and shareholders’ equity		1,753,097	1,274,196

The accompanying notes are an integral part of these consolidated financial statements.

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HUTCHMED (CHINA) LIMITED
Consolidated Statements of Operations
(in US$’000, except share and per share data)

		Year Ended December 31,
	Note	2025	2024	2023
Revenue
Goods — third parties		393,477	401,382	388,924
— related parties	25(i)	1,322	3,854	8,264
Services — commercialization — third parties		45,300	52,485	48,608
— research and development — related parties	25(i)	—	471	481
— collaboration research and development — third parties		27,904	57,968	80,397
Other collaboration revenue
— royalties — third parties		68,419	71,041	32,470
— licensing — third parties		12,090	43,000	278,855
Total revenue	20	548,512	630,201	837,999
Operating expenses
Cost of goods — third parties		(291,360)	(294,918)	(331,984)
Cost of goods — related parties		(775)	(1,861)	(4,777)
Cost of services — commercialization — third parties		(44,214)	(52,105)	(47,686)
Research and development expenses	21	(148,295)	(212,109)	(302,001)
Selling expenses		(36,306)	(48,617)	(53,392)
Administrative expenses		(66,722)	(64,296)	(79,784)
Total operating expenses		(587,672)	(673,906)	(819,624)
		(39,160)	(43,705)	18,375
Gain on divestment of an equity investee	22	476,896	—	—
Other income/(expense)
Interest income	28	49,877	40,080	36,145
Other income	24	19,710	10,274	12,949
Interest expense	28	(2,865)	(2,872)	(759)
Other expense	24	(5,767)	(4,884)	(8,402)
Total other income/(expense)		60,955	42,598	39,933
Income/(loss) before income taxes and equity in earnings of equity investees		498,691	(1,107)	58,308
Income tax expense	26(i)	(63,610)	(7,192)	(4,509)
Equity in earnings of equity investees, net of tax	11	22,651	46,469	47,295
Net income		457,732	38,170	101,094
Less: Net income attributable to non-controlling interests		(823)	(441)	(314)
Net income attributable to the Company		456,909	37,729	100,780
Earnings per share attributable to the Company (US$ per share)
— basic	27	0.53	0.04	0.12
— diluted	27	0.52	0.04	0.12
Number of shares used in per share calculation
— basic	27	858,276,608	855,351,683	849,654,296
— diluted	27	872,891,120	872,829,129	869,196,348

The accompanying notes are an integral part of these consolidated financial statements.

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HUTCHMED (CHINA) LIMITED
Consolidated Statements of Comprehensive INCOME
(in US$’000)

	Year Ended December 31,
	2025	2024	2023
Net income	457,732	38,170	101,094
Other comprehensive income/(loss)
Foreign currency translation income/(loss)	2,503	(3,753)	(6,592)
Total comprehensive income	460,235	34,417	94,502
Less: Comprehensive (income)/loss attributable to non-controlling interests	(1,384)	(110)	39
Total comprehensive income attributable to the Company	458,851	34,307	94,541

The accompanying notes are an integral part of these consolidated financial statements.

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HUTCHMED (CHINA) LIMITED
Consolidated Statements of Changes in Shareholders’ Equity
(in US$’000, except share data in ’000)

	Ordinary Shares Number	Ordinary Shares Value	Additional Paid-in Capital	Accumulated Losses	Accumulated Other Comprehensive Loss	Total Company’s Shareholders’ Equity	Non- controlling Interests	Total Shareholders’ Equity
As at January 1, 2023	864,775	86,478	1,497,273	(971,481)	(1,903)	610,367	26,503	636,870
Net income	—	—	—	100,780	—	100,780	314	101,094
Issuances in relation to share option exercises	6,481	648	4,446	—	—	5,094	—	5,094
Share-based compensation
Share options	—	—	6,175	—	—	6,175	9	6,184
Long-term incentive plan (“LTIP”)	—	—	23,619	—	—	23,619	(4)	23,615
	—	—	29,794	—	—	29,794	5	29,799
LTIP — treasury shares acquired and held by Trustee	—	—	(9,071)	—	—	(9,071)	—	(9,071)
Dividends declared to non-controlling shareholders of subsidiaries (Note 25(iii))	—	—	—	—	—	—	(9,068)	(9,068)
Transfer between reserves	—	—	168	(168)	—	—	—	—
Divestment of subsidiaries	—	—	(114)	—	(25)	(139)	(4,555)	(4,694)
Divestment of other equity investee	—	—	(49)	—	4	(45)	—	(45)
Foreign currency translation adjustments	—	—	—	—	(6,239)	(6,239)	(353)	(6,592)
As at December 31, 2023	871,256	87,126	1,522,447	(870,869)	(8,163)	730,541	12,846	743,387
Net income	—	—	—	37,729	—	37,729	441	38,170
Issuances in relation to share option exercises	345	34	756	—	—	790	—	790
Share-based compensation
Share options	—	—	3,061	—	—	3,061	8	3,069
LTIP	—	—	27,294	—	—	27,294	(40)	27,254
	—	—	30,355	—	—	30,355	(32)	30,323
LTIP — treasury shares acquired and held by Trustee (Note 19(ii))	—	—	(36,064)	—	—	(36,064)	—	(36,064)
Dividend declared to a non-controlling shareholder of a subsidiary (Note 25(iii))	—	—	—	—	—	—	(1,000)	(1,000)
Transfer between reserves	—	—	32	(32)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	(3,422)	(3,422)	(331)	(3,753)
As at December 31, 2024	871,601	87,160	1,517,526	(833,172)	(11,585)	759,929	11,924	771,853
Net income	—	—	—	456,909	—	456,909	823	457,732
Issuances in relation to share option exercises	727	73	1,505	—	—	1,578	—	1,578
Share-based compensation
Share options	—	—	2,508	—	—	2,508	5	2,513
LTIP	—	—	11,737	—	—	11,737	23	11,760
	—	—	14,245	—	—	14,245	28	14,273
Divestment of an equity investee (Note 22)	—	—	(2,374)	—	5,107	2,733	—	2,733
Acquisition of an equity investee (Note 11)	—		586	—	4	590	—	590
Transfer between reserves	—	—	2,380	(2,380)	—	—	—	—
Foreign currency translation adjustments	—	—	—	—	1,942	1,942	561	2,503
As at December 31, 2025	872,328	87,233	1,533,868	(378,643)	(4,532)	1,237,926	13,336	1,251,262

The accompanying notes are an integral part of these consolidated financial statements.

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HUTCHMED (CHINA) LIMITED
Consolidated Statements of Cash Flows
(in US$’000)

		Year Ended December 31,
	Note	2025	2024	2023
Net cash (used in)/generated from operating activities	29	(64,657)	497	219,258
Investing activities
Purchases of property, plant and equipment		(14,148)	(17,933)	(32,612)
Proceeds from disposal of property, plant and equipment		28	—	—
Refund of leasehold land deposit		—	1,278	—
Deposits in short-term investments		(2,742,210)	(1,848,808)	(1,627,875)
Proceeds from short-term investments		2,128,417	1,769,403	1,342,846
Proceeds received from divestment of Shanghai Hutchison Pharmaceuticals Limited (“SHPL”)	22	608,503	—	—
Acquisition of an intangible asset	28(i)	(10,000)	—	—
Dividend and proceeds received from divestment of Hutchison Whampoa Guangzhou Baiyunshan Chinese Medicine Company Limited		—	—	29,495
Proceeds from divestment of subsidiaries	25(i)	—	—	5,103
Cash disposed from divestment of subsidiaries		—	—	(8,093)
Net cash used in investing activities		(29,410)	(96,060)	(291,136)
Financing activities
Proceeds from issuances of ordinary shares	19(i)	1,578	790	5,094
Purchases of treasury shares	19(ii)	—	(36,064)	(9,071)
Dividends paid to non-controlling shareholders of subsidiaries	25(iii)	—	(1,000)	(9,068)
Proceeds from bank borrowings		30,898	36,199	61,705
Repayment of bank borrowings		(24,640)	(30,592)	—
Net cash generated from/(used in) financing activities		7,836	(30,667)	48,660
Net decrease in cash and cash equivalents		(86,231)	(126,230)	(23,218)
Effect of exchange rate changes on cash and cash equivalents		3,603	(3,401)	(6,471)
		(82,628)	(129,631)	(29,689)
Cash and cash equivalents
Cash and cash equivalents at beginning of year		153,958	283,589	313,278
Cash and cash equivalents at end of year		71,330	153,958	283,589
Supplemental disclosure for cash flow information
Cash paid for interest		2,518	2,509	421
Cash paid for tax, net of refunds	26(iii)	62,411	3,587	3,728
Supplemental disclosure for non-cash activities
(Decrease)/increase in accrued capital expenditures		(4,222)	(7,540)	5,713
Vesting of treasury shares for LTIP	19(ii)	15,442	42,127	18,148

The accompanying notes are an integral part of these consolidated financial statements.

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HUTCHMED (CHINA) LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Business

HUTCHMED (China) Limited (the “Company”) and its subsidiaries (together the “Group”) are principally engaged in researching, developing, manufacturing and marketing pharmaceutical products. The Group has research and development facilities and manufacturing plants in the People’s Republic of China (the “PRC”) and sell its products mainly in the PRC, including Hong Kong and Macau. In addition, the Group has established international operations in the United States of America (the “US”) and Europe.

The Company’s ordinary shares are listed on the Main Board of The Stock Exchange of Hong Kong Limited and the AIM market of the London Stock Exchange, and its American depositary shares (“ADS”) are traded on the Nasdaq Global Select Market.

Liquidity

As at December 31, 2025, the Group had accumulated losses of US$378,643,000 primarily due to its spending in drug research and development activities. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. As at December 31, 2025, the Group had cash and cash equivalents of US$71,330,000, short-term investments of US$1,295,945,000 and unutilized bank borrowing facilities of US$41,248,000. Short-term investments comprised of bank deposits maturing over three months.

Based on the Group’s operating plan, the existing cash and cash equivalents, short-term investments and unutilized bank borrowing facilities are considered to be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the issuance date of the consolidated financial statements.

2. Particulars of Principal Subsidiaries

	Place of	Equity interest attributable to the Group
	establishment	December 31,
Name	and operations	2025	2024	Principal activities
Subsidiaries
HUTCHMED Limited	PRC	99.75%	99.75%	Research, development, manufacture and commercialization of pharmaceutical products
HUTCHMED International Corporation	US	99.75%	99.75%	Provision of professional, scientific and technical support services
Shanghai Hutchison Whampoa Pharmaceutical Sales Limited	PRC	50.87%	50.87%	Provision of sales, distribution and marketing services to pharmaceutical manufacturers
Hutchison Healthcare Limited	PRC	100%	100%	Manufacture and distribution of healthcare products

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3. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying consolidated financial statements reflect the accounts of the Company and all of its subsidiaries in which a controlling interest is maintained. When a subsidiary is deconsolidated from the date that control ceases, any gain or loss on the divestment of the interest sold is recognized in profit or loss. Amounts previously recognized in other comprehensive income/(loss) for the subsidiary are transferred to the consolidated statements of operations as part of the gain or loss on the divestment. All inter-company balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the US (“US GAAP”).

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and assumptions.

Foreign Currency Translation

The Company’s presentation currency and functional currency is the US dollar (“US$”). The financial statements of its subsidiaries with a functional currency other than the US$ have been translated into the Company’s presentation currency. All assets and liabilities of the subsidiaries are translated using year-end exchange rates and revenue and expenses are translated at average exchange rates for the year. Translation adjustments are reflected in accumulated other comprehensive income/(loss) in shareholders’ equity.

Foreign Currency Risk

The Group’s operating transactions and its assets and liabilities in the PRC are mainly denominated in Renminbi (“RMB”), which is not freely convertible into foreign currencies. The Group’s cash and cash equivalents denominated in RMB are subject to government controls. The value of the RMB is subject to fluctuations from central government policy changes and international economic and political developments that affect the supply and demand of RMB in the foreign exchange market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through the PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documentation in order to complete the remittance.

Allowance for Current Expected Credit Losses and Concentration of Credit Risk

Financial instruments that potentially expose the Group to credit risk consist primarily of cash and cash equivalents, short-term investments, and financial assets not carried at fair value including accounts receivable, other receivables and amounts due from related parties.

The Group recognizes an allowance for current expected credit losses (“CECLs”) on financial assets not carried at fair value. The allowance for CECLs reflects the Group’s significant estimates and judgments in determining the portfolio groups and loss rates. CECLs are calculated over the expected life of the financial assets on an individual or a portfolio basis considering information available about the counterparties’ credit situation and collectability of the specific cash flows, including information about past events, current conditions and future forecasts.

The Group places substantially all of its cash and cash equivalents and short-term investments in major financial institutions, which management believes are of high credit quality. The Group has a practice to limit the amount of credit exposure to any particular financial institution. Additionally, the Group has policies in place to ensure that sales are made to customers with an appropriate credit history and the Group performs periodic credit evaluations of its customers. Normally the Group does not require collateral from trade debtors. The Group has not had any material credit losses.

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Provision for profit guarantee

The Group recognizes a provision when (1) we have a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. The provision for profit guarantee was estimated based on a discounted cash flow analysis using assumptions including forecasted revenue and discount rate. At each reporting date, the Group remeasures the provision at fair value based on projected forecasts of the equity investee's performance against the guaranteed yearly net income after tax targets. Changes in estimates are recognized in the consolidated statements of operations’ gain on divestment of an equity investee in the period in which the estimate is revised.

Cash and Cash Equivalents

The Group considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash on hand and bank deposits and are stated at cost, which approximates fair value.

Short-term Investments

Short-term investments include deposits placed with banks with original maturities of more than three months but less than one year.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from customers based on their outstanding invoices. The allowance for CECLs reflects the Group's current estimate of credit losses expected to be incurred over the life of the receivables. The Group considers various factors in establishing, monitoring, and adjusting its allowance for CECLs including the aging of the accounts and aging trends, the historical level of charge-offs, and specific exposures related to particular customers. The Group also monitors other risk factors and forward-looking information, such as country risk, when determining credit limits for customers and establishing adequate allowances for CECLs. Accounts receivable are written off after all reasonable means to collect the full amount (including litigation, where appropriate) have been exhausted.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods comprises raw materials, direct labor, other direct costs and related production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. A provision for excess and obsolete inventory will be made based primarily on forecasts of product demand and production requirements. The excess balance determined by this analysis becomes the basis for revised carrying cost and the written-down value of the inventory becomes its cost. Written-down inventory is not written up if market conditions improve.

Property, Plant and Equipment

Property, plant and equipment consist of buildings, leasehold improvements, plant and equipment, furniture and fixtures, other equipment and motor vehicles. Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets.

Buildings	20 years
Plant and equipment	5-10 years
Furniture and fixtures, other equipment and motor vehicles	4-5 years
Leasehold improvements	Shorter of (a) 5 years or (b) remaining term of lease

Additions and improvements that extend the useful life of an asset are capitalized. Repairs and maintenance costs are expensed as incurred.

Impairment of Long-lived Assets

The Group evaluates the recoverability of long-lived assets in accordance with authoritative guidance on accounting for the impairment or disposal of long-lived assets. The Group evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. If indicators of impairment exist, the first step of the impairment test is performed to assess if the carrying value of the asset group exceeds the undiscounted cash flows of the asset group. If yes, the second step of the impairment test is performed in order to determine if the carrying value of the asset group exceeds the fair value. If yes, impairment is recognized for the excess.

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Investment in Equity Investees

Investment in equity investees over which the Group has significant influence is accounted for using the equity method. The Group evaluates the equity method investment for impairment when events or circumstances suggest that its carrying amount may not be recoverable. An impairment charge would be recognized in earnings for a decline in value that is determined to be other-than-temporary after assessing the severity and duration of the impairment and the likelihood of recovery before disposal. The investment is recorded at fair value only if impairment is recognized. When the Group’s share of losses of the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee.

Investment in Equity Security without Readily Determinable Fair Value

For the investment in equity security without readily determinable fair value, the Group elected the measurement alternative to record the investment at cost, which was its initial fair value estimated using the discounted cash flow method. Under the measurement alternative, there will be no subsequent mark-to-market adjustments to the investment’s carrying value, other than (i) any observable price changes in orderly transactions for the identical or similar investment of the same issuer or (ii) impairment. At each reporting date, the Group makes a qualitative assessment of whether the investment is impaired and if the assessment indicates impairment, the Group estimates the investment’s fair value and if the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss equal to the difference between the carrying value and fair value.

Leasehold Land

Leasehold land represents amounts paid to acquire the right to use the land on which various plants and buildings are situated for a specified period of time from the date the respective right was granted and are stated at cost less accumulated amortization and impairment loss, if any. Amortization is computed using the straight-line basis over the lease period of 50 years.

Goodwill

Goodwill represents the excess of the purchase price plus fair value of non-controlling interests over the fair value of identifiable assets and liabilities acquired. Goodwill is not amortized, but is tested for impairment at the reporting unit level on at least an annual basis or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. When performing an evaluation of goodwill impairment, the Group has the option to first assess qualitative factors, such as significant events and changes to expectations and activities that may have occurred since the last impairment evaluation, to determine if it is more likely than not that goodwill might be impaired. If as a result of the qualitative assessment, that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, the quantitative fair value test is performed to determine if the fair value of the reporting unit exceeds its carrying value.

Other Intangible Asset

Other intangible asset with finite useful life is carried at cost less accumulated amortization and impairment loss, if any. Amortization is computed using the straight-line basis over the estimated useful life of the asset.

Borrowings

Borrowings are recognized initially at fair value, net of debt issuance costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of debt issuance costs) and the redemption value is recognized in the consolidated statements of operations over the period of the borrowings using the effective interest method.

Ordinary Shares

The Company’s ordinary shares are stated at par value of US$0.10 per ordinary share. The difference between the consideration received, net of issuance cost, and the par value is recorded in additional paid-in capital.

The Company’s ordinary shares are traded in the form of ordinary shares and ADS. Each ADS represents five ordinary shares.

Treasury Shares

The Group accounts for treasury shares under the cost method. The treasury shares are purchased for the purpose of the LTIP and held by a trustee appointed by the Group (the “Trustee”) prior to vesting.

Share-based Compensation

Share Options

The Group recognizes share-based compensation expense on share options granted to employees and directors based on their estimated grant date fair value using the Polynomial model and Monte Carlo simulation model. The Polynomial pricing model and Monte Carlo simulation model use various inputs to measure fair value, including the market value of the Company’s underlying ordinary shares at the grant date, contractual terms, estimated volatility, risk-free interest rates and expected dividend yields. The Group recognizes share-based compensation expense in the consolidated statements of operations on a graded vesting basis over the requisite service period, and accounts for forfeitures as they occur.

Share options are classified as equity-settled awards. Share-based compensation expense, when recognized, is charged to the consolidated statements of operations with the corresponding entry to additional paid-in capital.

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LTIP

The Group recognizes the share-based compensation expense on the LTIP awards based on a fixed or determinable monetary amount on a straight-line basis for each annual tranche awarded over the requisite period. For LTIP awards with performance targets, prior to their determination date, the amount of LTIP awards that is expected to vest takes into consideration the achievement of the performance conditions and the extent to which the performance conditions are likely to be met. Performance conditions vary by awards, and may include targets for shareholder returns, revenue and profitability.

These LTIP awards are classified as liability-settled awards before the determination date (i.e. the date when the achievement of any performance conditions are known), as they settle in a variable number of shares based on a determinable monetary amount, which is determined upon the actual achievement of performance targets. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment of the achievement of the performance targets has been assigned to calculate the amount to be recognized as an expense over the requisite period.

After the determination date or if the LTIP awards have no performance conditions, the LTIP awards are classified as equity-settled awards. If the performance target is achieved, the Group will pay the determined monetary amount to the Trustee to purchase ordinary shares of the Company or the equivalent ADS. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital. If the performance target is not achieved, no ordinary shares or ADS of the Company will be purchased and the amount previously recorded in the liability will be reversed and included in the consolidated statements of operations.

Defined Contribution Plans

The Group’s subsidiaries in the PRC participate in a government-mandated multi-employer defined contribution plans pursuant to which certain retirement, medical and other welfare benefits are provided to employees. The relevant labor regulations require the Group’s subsidiaries in the PRC to pay the local labor and social welfare authority’s monthly contributions at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor and social welfare authorities are responsible for meeting all retirement benefits obligations and the Group’s subsidiaries in the PRC have no further commitments beyond their monthly contributions. The contributions to the plan are expensed as incurred.

The Group also makes payments to other defined contribution plans for the benefit of employees employed by subsidiaries outside the PRC. The defined contribution plans are generally funded by the relevant companies and by payments from employees.

The Group’s contributions to defined contribution plans including all medical and other welfare benefits for the years ended December 31, 2025, 2024 and 2023 were US$23,691,000, US$23,082,000 and US$22,136,000 respectively.

Revenue Recognition

Revenue is measured based on consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Group from a customer, are also excluded from revenue. The Group recognizes revenue when it satisfies a performance obligation by transferring control over a good, service or license to a customer.

(i)	Goods and services

The Group principally generates revenue from (1) sales of goods, which are the manufacture or purchase and distribution of pharmaceutical products and other healthcare products, and (2) provision of services, which are the provision of sales, distribution and marketing services to pharmaceutical manufacturers. The Group evaluates whether it is the principal or agent for these contracts. Where the Group obtains control of the goods for distribution, it is the principal (i.e. recognizes sales of goods on a gross basis). Where the Group does not obtain control of the goods for distribution, it is the agent (i.e. recognizes provision of services on a net basis). Control is primarily evidenced by taking physical possession and inventory risk of the goods.

Revenue from sales of goods is recognized when the customer takes possession of the goods. This usually occurs upon completed delivery of the goods to the customer site. The amount of revenue recognized is adjusted for expected sales incentives as stipulated in the contract, which are generally issued to customers as direct discounts at the point-of-sale or indirectly in the form of rebates. Sales incentives are estimated using the expected value method. Additionally, sales are generally made with a limited right of return under certain conditions. Revenue is recorded net of provisions for sales discounts and returns.

Revenue from provision of services is recognized when the benefits of the services transfer to the customer over time, which is based on the proportionate value of services rendered as determined under the terms of the relevant contract. Additionally, when the amounts that can be invoiced correspond directly with the value to the customer for performance completed to date, the Group recognizes revenue from provision of services based on amounts that can be invoiced to the customer.

Deferred revenue is recognized if consideration is received in advance of transferring control of the goods or rendering of services. Accounts receivable is recognized if the Group has an unconditional right to bill the customer, which is generally when the customer takes possession of the goods or services are rendered. Payment terms differ by subsidiary and customer, but generally range from 45 to 180 days from the invoice date.

(ii)	License and collaboration contracts

The Group’s Oncology/Immunology reportable segment includes revenue generated from license and collaboration contracts, which generally contain multiple performance obligations including (1) the licenses to the development, commercialization and manufacture rights of a drug compound, (2) the research and development services for each specified treatment indication, and (3) other deliverables, which are accounted for separately if they are distinct, i.e. if a product or service is separately identifiable from other items in the arrangement and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

The transaction price generally includes fixed and variable consideration in the form of upfront payment, research and development cost reimbursements, contingent milestone payments and sales-based royalties. Contingent milestone payments are not included in the transaction price until it becomes probable that a significant reversal of revenue will not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation is based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. The Group estimates the standalone selling prices based on the income approach and cost plus margin approach. Control of the license to the drug compounds transfers at the inception date of the collaboration agreements and consequently, amounts allocated to this performance obligation are generally recognized at a point in time. Conversely, research and development services for each specified indication are performed over time and amounts allocated to these performance obligations are generally recognized over time using a percentage-of-completion method. The Group has determined that research and development expenses provide an appropriate depiction of measure of progress for the research and development services. Changes to estimated cost inputs may result in a cumulative catch-up adjustment. Royalty revenue is recognized as future sales occur as they meet the requirements for the sales-based royalty exception.

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Deferred revenue is recognized if allocated consideration is received in advance of the Group rendering research and development services or earning royalties on future sales. Accounts receivable is recognized based on the terms of the contract and when the Group has an unconditional right to bill the customer, which is generally when research and development services are rendered.

Research and Development Expenses

Research and development expenses include the following: (i) research and development costs, which are expensed as incurred; (ii) acquired in-process research and development (“IPR&D”) expenses, which include the initial costs of externally developed IPR&D projects, acquired directly in a transaction other than a business combination, that do not have an alternative future use; and (iii) milestone payment obligations for externally developed IPR&D projects incurred prior to regulatory approval of the product in the in-licensed territory, which are accrued when the event requiring payment of the milestone occurs (milestone payment obligations incurred upon regulatory approval are recorded as other intangible assets).

Collaborative Arrangements

The Group enters into collaborative arrangements with collaboration partners that fall under the scope of Accounting Standards Codification (“ASC”) 808, Collaborative Arrangements (“ASC 808”). The Group records all expenditures for such collaborative arrangements in research and development expenses as incurred, including payments to third party vendors and reimbursements to collaboration partners, if any. Reimbursements from collaboration partners are recorded as reductions to research and development expenses and accrued when they can be contractually claimed.

Government Grants

Grants from governments are recognized at their fair values. Government grants that are received in advance are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate. Government grants in relation to the achievement of stages of research and development projects are recognized in the consolidated statements of operations when amounts have been received and all attached conditions have been met. Non-refundable grants received without any further obligations or conditions attached are recognized immediately in the consolidated statements of operations. Government grants associated with research and development activities offset research and development expenses and all other grants are recognized to other income.

Leases

In an operating lease, a lessee obtains control of only the use of the underlying asset, but not the underlying asset itself. An operating lease is recognized as a right-of-use asset with a corresponding liability at the date which the leased asset is available for use by the Group. The Group recognizes an obligation to make lease payments equal to the present value of the lease payments over the lease term. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option.

Lease liabilities include the net present value of the following lease payments: (i) fixed payments; (ii) variable lease payments that depend on an index or a rate; and (iii) payments of penalties for terminating the lease if the lease term reflects the lessee exercising that option, if any. Lease liabilities exclude the following payments that are generally accounted for separately: (i) non-lease components, such as maintenance and security service fees and value added tax, and (ii) any payments that a lessee makes before the lease commencement date. The lease payments are discounted using the interest rate implicit in the lease or if that rate cannot be determined, the lessee’s incremental borrowing rate being the rate that the lessee would have to pay to borrow the funds in its currency and jurisdiction necessary to obtain an asset of similar value, economic environment and terms and conditions.

An asset representing the right to use the underlying asset during the lease term is recognized that consists of the initial measurement of the operating lease liability, any lease payments made to the lessor at or before the commencement date less any lease incentives received, any initial direct cost incurred by the Group and any restoration costs.

After commencement of the operating lease, the Group recognizes lease expenses on a straight-line basis over the lease term. The right-of-use asset is subsequently measured at cost less accumulated amortization and any impairment provision. The amortization of the right-of-use asset represents the difference between the straight-line lease expense and the accretion of interest on the lease liability each period. The interest amount is used to accrete the lease liability and to amortize the right-of-use asset. There is no amount recorded as interest expense.

Payments associated with short-term leases are recognized as lease expenses on a straight-line basis over the period of the leases.

Subleases of right-of-use assets are accounted for similar to other leases. As an intermediate lessor, the Group separately accounts for the head-lease and sublease unless it is relieved of its primary obligation under the head-lease. Sublease income is recorded on a gross basis separate from the head-lease expenses. If the total remaining lease cost on the head-lease is more than the anticipated sublease income for the lease term, this is an indicator that the carrying amount of the right-of-use asset associated with the head-lease may not be recoverable, and the right-of-use asset will be assessed for impairment.

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Income Taxes

The Group accounts for income taxes under the liability method. Under the liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the income tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some of the net deferred income tax asset will not be realized.

The Group accounts for an uncertain tax position in the consolidated financial statements only if it is more likely than not that the position is sustainable based on its technical merits and consideration of the relevant tax authority’s widely understood administrative practices and precedents. If the recognition threshold is met, the Group records the largest amount of tax benefit that is greater than 50 percent likely to be realized upon ultimate settlement.

The Group recognizes interest and penalties for income taxes, if any, under income tax payable on its consolidated balance sheets and under other expense in its consolidated statements of operations.

Earnings per Share

Basic earnings per share is computed by dividing net income attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Weighted average number of outstanding ordinary shares in issue excludes treasury shares.

Diluted earnings per share is computed by dividing net income attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include ordinary shares and treasury shares issuable upon the exercise or settlement of share-based awards issued by the Company using the treasury stock method. The computation of diluted earnings per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect.

Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Company chief executive officer who is the Group’s chief operating decision maker (“CODM”). The CODM reviews the Group’s internal reporting in order to assess performance and allocate resources.

Profit Appropriation and Statutory Reserves

The Group’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the relevant laws and regulations established in the PRC, the Company’s subsidiaries registered as wholly-owned foreign enterprises and Chinese domestic companies have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the respective company’s discretion.

The use of the statutory surplus fund and discretionary surplus fund is restricted to the offsetting of losses, expansion of production and business operations, or increases to the registered capital of the respective company. All these reserves are not permitted to be transferred to the company as cash dividends, loans or advances, nor can they be distributed except under liquidation.

Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted

In November 2024, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. This ASU requires disclosure, in the notes to the financial statements, of specified information about certain costs and expenses. This ASU will be effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. This ASU will result in the required additional disclosures being included in the notes to consolidated financial statements, once adopted. The Company is currently evaluating the impact of this ASU and expects to adopt it for the year ending December 31, 2027.

Recently adopted accounting standards

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). This ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. This ASU is effective on a prospective basis for annual reporting periods beginning after December 15, 2024. The Company adopted this ASU for the year ended December 31, 2025 prospectively, and disclosed additional descriptive information as required under Accounting Standards Codification 740 (Note 26).

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4. Fair Value Disclosures

Cash equivalents, short-term investments, accounts receivable, other receivables, amounts due from related parties, accounts payable and other payables are carried at cost, which approximates fair value due to the short-term nature of these financial instruments. Bank borrowings are floating rate instruments and carried at amortized cost, which approximates fair values.

5. Cash and Cash Equivalents and Short-term Investments

	December 31,
	2025	2024
	(in US$’000)
Cash and Cash Equivalents
Cash at bank and on hand	57,317	84,480
Bank deposits maturing in three months or less	14,013	69,478
	71,330	153,958
Short-term Investments
Bank deposits maturing over three months (note)	1,295,945	682,152
	1,367,275	836,110

Note: The maturities for short-term investments ranged from 91 to 186 days for the years ended December 31, 2025 and 2024 respectively.

Certain cash and bank balances denominated in RMB, US$ and UK Pound Sterling (“£”) were deposited with banks in the PRC. The conversion of these balances into foreign currencies is subject to the rules and regulations of foreign exchange control promulgated by the PRC government. Cash and cash equivalents and short-term investments were denominated in the following currencies:

	December 31,
	2025	2024
	(in US$’000)
US$	1,327,608	795,566
RMB	37,997	37,906
Hong Kong dollar (“HK$”)	1,456	2,396
	£193	212
Others	21	30
	1,367,275	836,110

6. Accounts Receivable

Accounts receivable from contracts with customers consisted of the following:

	December 31,
	2025	2024
	(in US$’000)
Accounts receivable — third parties	126,529	155,155
Accounts receivable — related parties (Note 25(ii))	224	452
Allowance for credit losses	(3)	(70)
Accounts receivable, net	126,750	155,537

Substantially all accounts receivable are denominated in RMB, US$ and HK$ and are due within one year from the end of the reporting periods. The carrying values of accounts receivable approximate their fair values due to their short-term maturities.

An aging analysis for accounts receivable — third parties based on the relevant invoice dates is as follows:

	December 31,
	2025	2024
	(in US$’000)
Not later than 3 months	110,416	138,695
Between 3 months to 6 months	8,764	9,914
Between 6 months to 1 year	5,948	5,418
Later than 1 year	1,401	1,128
Accounts receivable — third parties	126,529	155,155

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Movements on the allowance for credit losses:

	2025	2024	2023
	(in US$’000)
As at January 1	70	171	60
Increase in allowance for credit losses	3	70	141
Decrease in allowance due to subsequent collection	(78)	(168)	(16)
Exchange difference	8	(3)	(7)
Divestment of subsidiaries	—	—	(7)
As at December 31	3	70	171

7. Other Receivables, Prepayments and Deposits

Other receivables, prepayments and deposits consisted of the following:

	December 31,
	2025	2024
	(in US$’000)
Prepayments	8,339	7,924
Interest receivables	6,095	2,741
Value-added tax (“VAT”) receivables	4,567	3,297
Purchase rebates	1,142	782
Deposits	998	1,081
Others	632	784
	21,773	16,609

No allowance for credit losses has been made for other receivables, prepayments and deposits for the years ended December 31, 2025 and 2024.

8. Inventories

Inventories, net of provision for excess and obsolete inventories, consisted of the following:

	December 31,
	2025	2024
	(in US$’000)
Raw materials	22,451	24,349
Finished goods	18,678	26,051
	41,129	50,400

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9. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	Buildings	Leasehold improvements	Plant and equipment	Furniture and fixtures, other equipment and motor vehicles	Construction in progress	Total
	(in US$’000)
Cost
As at January 1, 2025	58,344	18,157	26,093	41,953	7,268	151,815
Additions	—	6	62	2,251	7,607	9,926
Disposals	—	(97)	—	(670)	—	(767)
Transfers	—	8,166	1,758	4,078	(14,002)	—
Exchange differences	2,752	971	1,279	1,945	211	7,158
As at December 31, 2025	61,096	27,203	29,192	49,557	1,084	168,132
Accumulated depreciation and impairment
As at January 1, 2025	5,148	16,214	9,723	28,232	—	59,317
Depreciation	2,988	1,783	1,997	5,230	—	11,998
Impairment	—	—	54	35	—	89
Disposals	—	(97)	—	(663)	—	(760)
Exchange differences	309	722	502	1,332	—	2,865
As at December 31, 2025	8,445	18,622	12,276	34,166	—	73,509
Net book value
As at December 31, 2025	52,651	8,581	16,916	15,391	1,084	94,623

	Buildings	Leasehold improvements	Plant and equipment	Furniture and fixtures, other equipment and motor vehicles	Construction in progress	Total
	(in US$’000)
Cost
As at January 1, 2024	56,722	17,852	23,484	39,817	8,421	146,296
Additions	—	96	669	1,696	7,932	10,393
Disposals	—	—	(48)	(762)	—	(810)
Transfers	3,256	673	2,700	2,265	(8,894)	—
Exchange differences	(1,634)	(464)	(712)	(1,063)	(191)	(4,064)
As at December 31, 2024	58,344	18,157	26,093	41,953	7,268	151,815
Accumulated depreciation and impairment
As at January 1, 2024	2,270	15,168	5,463	23,668	—	46,569
Depreciation	3,002	1,278	2,505	5,285	—	12,070
Impairment	—	171	2,012	732	—	2,915
Disposals	—	—	(42)	(758)	—	(800)
Exchange differences	(124)	(403)	(215)	(695)	—	(1,437)
As at December 31, 2024	5,148	16,214	9,723	28,232	—	59,317
Net book value
As at December 31, 2024	53,196	1,943	16,370	13,721	7,268	92,498

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10. Leases

Leases consisted of the following:

	December 31,
	2025	2024
	(in US$’000)
Right-of-use assets
Offices (note)	2,742	4,180
Others	285	317
Total right-of-use assets	3,027	4,497
Lease liabilities, current portion	2,881	2,925
Lease liabilities, non-current portion	1,852	4,089
Total lease liabilities	4,733	7,014

Note: Includes US$0.6 million right-of-use assets for corporate office in Hong Kong leased through May 2027 in which the contract has a termination option with 1-month advance notice. The termination option was not recognized as part of the right-of-use asset and lease liability as it is uncertain that the Group will exercise such option.

Lease activities are summarized as follows:

	Year Ended December 31,
	2025	2024
	(in US$’000)
Lease expenses:
Short-term leases with lease terms equal or less than 12 months	2,018	208
Leases with lease terms greater than 12 months	2,010	4,541
Impairment	—	1,889
	4,028	6,638
Cash paid on lease liabilities	3,234	5,089
Non-cash: Lease liabilities recognized from obtaining right-of-use assets	669	5,356
Non-cash: Lease liabilities changed in relation to modifications and terminations	(47)	(160)

Lease contract terms range for a period of 1 to 8 years. The weighted average remaining lease term and the weighted average discount rate as at December 31, 2025 was 1.91 years and 3.27% respectively. The weighted average remaining lease term and the weighted average discount rate as at December 31, 2024 was 2.54 years and 3.25% respectively.

Future lease payments are as follows:

December 31, 2025
(in US$’000)
Lease payments:
Not later than 1 year	2,984
Between 1 to 2 years	1,459
Between 2 to 3 years	275
Between 3 to 4 years	118
Between 4 to 5 years	44
Total lease payments	4,880
Less: Discount factor	(147)
Total lease liabilities	4,733

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11. Investment in Equity Investees

Investment in equity investees mainly consisted of the following:

	December 31,
	2025	2024
	(in US$’000)
SHPL (note (a))	5,140	77,765
ImageneBio, Inc. (note (b))	5,725	—
	10,865	77,765

Notes:

(a)	SHPL is a private company with no quoted market price available for its shares. On April 25, 2025, the Group completed transactions to divest 45% of its 50% shareholding in SHPL (Note 22).

(b)	ImageneBio, Inc. (“ImageneBio”) is listed on NASDAQ and their shares were acquired by the Group in July 2025 as a result of the merger completed between Inmagene Biopharmaceuticals (“Inmagene”) and Ikena Oncology, Inc. (“Ikena”) (Note 12).

Summarized financial information for SHPL is as follows:

(i)	Summarized balance sheets

	December 31,
	2025	2024
	(in US$’000)
Current assets	235,728	213,707
Non-current assets	66,111	67,561
Current liabilities	(202,622)	(126,154)
Non-current liabilities	(4,965)	(3,858)
Net assets	94,252	151,256

(ii)	Summarized statements of operations

	Year Ended December 31,
	2025	2024	2023
	(in US$’000)
Revenue	422,902	393,525	385,483
Gross profit	310,272	286,524	284,361
Interest income	816	768	754
Profit before taxation	116,535	109,586	112,488
Income tax expense (note (a))	(18,733)	(15,880)	(17,636)
Net income (note (b))	97,802	93,706	94,852

Notes:

(a)	The main entity within the SHPL group has been granted the High and New Technology Enterprise (“HNTE”) status. Accordingly, the entity was eligible to use a preferential income tax rate of 15% for the years ended December 31, 2025, 2024 and 2023.

(b)	Net income is before elimination of unrealized profits on transactions with the Group. The amounts eliminated were approximately US$624,000, US$384,000, and US$131,000 for the years ended December 31, 2025, 2024 and 2023 respectively.

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(iii)	Reconciliation of summarized financial information

Reconciliation of the summarized financial information presented to the carrying amount of the investment in SHPL is as follows:

	2025	2024	2023
	(in US$’000)
Opening net assets as at January 1	151,256	91,628	141,433
Net income	97,802	93,706	94,852
Dividends declared	(157,274)	(29,587)	(146,974)
Deemed distribution	—	(690)	—
Other comprehensive income/(loss)	2,468	(3,801)	2,317
Closing net assets as at December 31	94,252	151,256	91,628
Group’s share of net assets	4,713	75,628	45,814
Discounting on dividend payable	172	—	—
Goodwill	285	2,718	2,795
Elimination of unrealized profits on downstream sales	(30)	(581)	(198)
Carrying amount of investment as at December 31	5,140	77,765	48,411

12. Investment in Equity Security

In January 2021, the Group and Inmagene entered into a strategic partnership agreement for Inmagene to further develop and fund novel preclinical drugs candidates discovered by the Group for the potential treatment of multiple immunological diseases. Under the terms of the agreement, the Group granted Inmagene exclusive options to four drug candidates. Exercise of the options will grant Inmagene the right to further develop, manufacture and commercialize the exercised specific drug candidates worldwide, with the Group retaining first right to co-commercialization in mainland China.

In July 2024, Inmagene exercised options on two drug candidates (IMG-004 and IMG-007), and the Group received 140,636,592 Inmagene ordinary shares representing approximately 7.5% of Inmagene’s issued shares at the time. The shares were recorded as a financial asset at an initial carrying value of US$5.0 million, which was its then fair value estimated using the discounted cash flow method. The exclusive options for the remaining two drug candidates were terminated/expired.

In July 2025, Inmagene announced it had completed a merger with Ikena and the merged company is listed on the NASDAQ as ImageneBio. ImageneBio will be primarily focused on the development of IMG-007, a monoclonal antibody targeting OX-40 licensed from the Group. Inmagene’s remaining assets including IMG-004, a non-covalent, reversible small molecule inhibitor targeting Bruton Tyrosine Kinase licensed from the Group, were spun out to Miragene Co (“Miragene”), a new private company. As a result of the merger, the Group’s investment in equity security (140,636,592 Inmagene ordinary shares) was exchanged for 429,082 shares in ImageneBio representing a 3.84% equity interest and 7,960,562 shares in Miragene representing a 9.39% equity interest. The entire US$5.0 million carrying value of Inmagene was assigned to ImageneBio and was further marked-to-market to US$7.0 million based on the public trading price as at the merger date, resulting in a gain of US$2.0 million (Note 24). The value attributable to Miragene was considered negligible in consideration of the development progress and risk of the assets. The Group has significant influence in both ImageneBio and Miragene since the Group has a director on both companies’ board of directors. As such, the equity interests in ImageneBio (Note 11) and Miragene are subsequently accounted for as investment in equity investees.

13. Accounts Payable

	December 31,
	2025	2024
	(in US$’000)
Accounts payable—third parties	45,533	42,521

Substantially all accounts payable are denominated in HK$, RMB and US$ and due within one year from the end of the reporting period. The carrying values of accounts payable approximate their fair values due to their short-term maturities.

An aging analysis for accounts payable—third parties based on the relevant invoice dates is as follows:

	December 31,
	2025	2024
	(in US$’000)
Not later than 3 months	38,944	37,805
Between 3 months to 6 months	5,080	2,638
Between 6 months to 1 year	502	833
Later than 1 year	1,007	1,245
Accounts payable—third parties	45,533	42,521

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14. Other Payables and Accruals

Other payables and accruals consisted of the following:

	December 31,
	2025	2024
	(in US$’000)
Accrued research and development expenses	116,359	153,978
Accrued salaries and benefits	29,074	29,751
Accrued administrative and other general expenses	16,664	14,046
Accrued capital expenditures	11,590	15,858
Accrued selling and marketing expenses	10,976	14,705
Provision for other taxes and surcharges	5,510	—
Amounts due to related parties (Note 25(ii))	1,918	2,016
Deferred government grants	1,764	6,004
Deposits	1,678	1,627
Advances for inventory purchases	250	5,663
Others	13,109	12,476
	208,892	256,124

15. Bank Borrowings

Bank borrowings consisted of the following:

	December 31,
	2025	2024
	(in US$’000)
Current	24,971	23,372
Non-current	68,189	59,434
	93,160	82,806

The weighted average interest rate for outstanding bank borrowings for the years ended December 31, 2025 and 2024 was 2.73% per annum and 3.02% per annum respectively. The carrying amounts of the Group’s outstanding bank borrowings as at December 31, 2025 and 2024 were denominated in RMB.

(i) Short-term working capital loan facility

In October 2025, a bank extended a short-term unsecured working capital loan facility to a subsidiary in the amount of US$28,462,000 (RMB200,000,000) with an annual interest rate at the 1-year China Loan Prime Rate (“LPR”) less 0.89%. As at December 31, 2025, US$20,228,000 (RMB142,142,000) was drawn from the facility.

In October 2024, the subsidiary entered into a short-term unsecured working capital loan facility with the bank in the amount of US$40,769,000 (RMB300,000,000) with an annual interest rate at the 1-year China LPR less 0.82%. As at December 31, 2024, US$22,167,000 (RMB163,119,000) was drawn from the facility.

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(ii) 10-year fixed asset loan facility

In October 2021, a subsidiary entered into a 10-year fixed asset loan facility agreement with the bank for the provision of a secured credit facility in the amount of US$107,425,000 (RMB754,880,000) with an annual interest rate at the 5-year China LPR less 0.8% (which was supplemented in June 2022) and interest payments commencing upon completion of the underlying construction in progress. This credit facility is guaranteed by the immediate holding company of the subsidiary and secured by the underlying leasehold land and buildings (Shanghai manufacturing facility). For the years ended December 31, 2025 and 2024, US$1,479,000 (RMB10,390,000) and nil were repaid respectively, and cannot be further drawn from the facility. The outstanding bank borrowings were US$72,932,000 (RMB512,496,000) and US$60,639,000 (RMB446,212,000) as at December 31, 2025 and 2024 respectively.

For the years ended December 31, 2025 and 2024, nil and US$44,000 interest was capitalized respectively.

The Group’s bank borrowings are repayable as from the dates indicated as follows:

	December 31,
	2025	2024
	(in US$’000)
Not later than 1 year	24,971	23,372
Between 1 to 3 years	14,153	6,426
Between 3 to 4 years	14,572	8,033
Between 4 to 5 years	15,405	12,049
Later than 5 years	24,059	32,926
	93,160	82,806

As at December 31, 2025 and 2024, the Group had aggregate unutilized bank borrowing facilities of US$41,248,000 and US$60,549,000 respectively.

16. Other Non-current Liabilities

Other non-current liabilities consisted of the following:

	December 31,
	2025	2024
	(in US$’000)
Provision for profit guarantee (Note 22)	79,957	—
Others	9,350	4,219
	89,307	4,219

17. Commitments and Contingencies

The Group had the following capital commitments:

December 31, 2025
(in US$’000)
Property, plant and equipment
Contracted but not provided for	692

The Group does not have any other significant commitments or contingencies.

18. Ordinary Shares

As at December 31, 2025, the Company is authorized to issue 1,500,000,000 ordinary shares.

Each ordinary share is entitled to one vote. The holders of ordinary shares are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors of the Company.

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19. Share-based Compensation

(i)	Share-based Compensation of the Company

The Company conditionally adopted a share option scheme on April 24, 2015 (as amended on April 27, 2020) (the “HUTCHMED Share Option Scheme”). Pursuant to the HUTCHMED Share Option Scheme, the Board of Directors of the Company may, at its discretion, offer any employees and directors (including Executive and Non-executive Directors but excluding Independent Non-executive Directors) of the Company, holding companies of the Company and any of their subsidiaries or affiliates, and subsidiaries or affiliates of the Company share options to subscribe for shares of the Company.

As at December 31, 2025, the aggregate number of shares issuable under the HUTCHMED Share Option Scheme was 39,614,248 ordinary shares. The Company will issue new shares to satisfy share option exercises. Additionally, the number of shares authorized but unissued was 627,672,380 ordinary shares.

Share options granted are generally subject to a four-year vesting schedule, depending on the nature and the purpose of the grant. Share options subject to the four-year vesting schedule, in general, vest 25% upon the first anniversary of the vesting commencement date as defined in the grant letter, and 25% every subsequent year. However, certain share option grants may have a different vesting schedule as approved by the Board of Directors of the Company. No outstanding share options will be exercisable or subject to vesting after the expiry of a maximum of ten years from the date of grant.

A summary of the Company’s share option activity and related information is as follows:

	Number of share options	Weighted average exercise price in US$ per share	Weighted average remaining contractual life (years)	Aggregate intrinsic value (in US$’000)
Outstanding at January 1, 2024	29,536,655	4.57	6.67	9,924
Granted (note (a))	2,965,328	3.69
Exercised	(344,825)	2.29
Cancelled	(892,600)	4.38
Expired	(1,624,285)	5.23
Outstanding at December 31, 2024	29,640,273	4.47	5.99	3,804
Granted (note (b))	1,493,435	3.27
Exercised	(726,525)	2.17
Cancelled	(1,423,610)	2.33
Expired	(3,309,340)	4.46
Outstanding at December 31, 2025	25,674,233	4.59	5.12	1,424
Vested and exercisable at December 31, 2024	21,186,120	4.92	5.13	1,387
Vested and exercisable at December 31, 2025	20,020,945	4.94	4.23	953

Notes:

(a)	Includes aggregate 2,765,328 share options granted to an executive director. 1,359,561 share options were granted in March 2024 and 1,405,767 share options were granted in August 2024 where the number of share options exercisable is subject to certain performance targets based on a market condition covering the 3-year periods from 2023 to 2025 and from 2024 to 2026 respectively which has been reflected in estimating the grant date fair value using the Monte Carlo simulation model. The grant date fair value of such awards are US$1.29 and US$1.24 per share respectively. Vesting of such awards will occur in around March 2026 and March 2027 respectively if the performance targets are met.

(b)	This was granted to an executive director in June 2025 where the number of share options exercisable is subject to certain performance targets based on a market condition covering the 3-year period from 2025 to 2027 which has been reflected in estimating the grant date fair value using the Monte Carlo simulation model. The grant date fair value of such award is US$1.17 per share. Vesting of such award will occur around March 2028 if the performance targets are met.

In estimating the fair value of share options granted, the following assumptions were used in the Monte Carlo simulation model for the awards that are subject to certain performance targets based on a market condition and Polynomial model for other options granted in the periods indicated:

	Year Ended December 31,
	2025	2024
Weighted average grant date fair value of share options (in US$ per share)	1.17	1.29
Significant inputs into the valuation model (weighted average):
Exercise price (in US$ per share)	3.27	3.69
Share price at effective date of grant (in US$ per share)	3.27	3.69
Expected volatility (note (a))	56.62%	54.69%
Risk-free interest rate (note (b))	4.52%	3.86%
Contractual life of share options (in years)	10	10
Expected dividend yield (note (c))	0%	0%

Notes:

(a)	The Company calculated its expected volatility with reference to the historical volatility prior to the issuances of share options.

(b)	The risk-free interest rates reference the US Treasury yield curves.

(c)	The Company has not declared or paid any dividends and does not currently expect to do so prior to the exercise of the granted share options, and therefore uses an expected dividend yield of zero in the valuation models.

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The Company will issue new shares to satisfy share option exercises. The following table summarizes the Company’s share option exercises:

	Year Ended December 31,
	2025	2024	2023
	(in US$’000)
Cash received from share option exercises	1,578	790	5,094
Total intrinsic value of share option exercises	663	476	4,626

The Group recognizes compensation expense on a graded vesting approach over the requisite service period. The following table presents share-based compensation expense included in the Group’s consolidated statements of operations:

	Year Ended December 31,
	2025	2024	2023
	(in US$’000)
Research and development expenses	1,982	1,970	3,250
Selling and administrative expenses	441	1,042	2,843
Cost of revenue	90	57	91
	2,513	3,069	6,184

As at December 31, 2025, the total unrecognized compensation cost was US$2,689,000, and will be recognized on a graded vesting approach over the weighted average remaining service period of 1.69 years.

(ii)	LTIP

The Company grants awards under the LTIP to participating directors and employees, giving them a conditional right to receive ordinary shares of the Company or the equivalent ADS (collectively the “Awarded Shares”) to be purchased by the Trustee up to a cash amount excluding any cash elected payments. Vesting will depend upon continued employment of the award holder with the Group and will otherwise be at the discretion of the Board of Directors of the Company. Additionally, some awards are subject to change based on annual performance targets prior to their determination date.

LTIP awards prior to the determination date

Performance targets vary by award, and may include targets for shareholder returns, revenue and profitability. As the extent of achievement of the performance targets is uncertain prior to the determination date, a probability based on management’s assessment on the achievement of the performance target has been assigned to calculate the amount to be recognized as an expense over the requisite period with a corresponding entry to liability.

LTIP awards after the determination date

Upon the determination date, based on the actual achievement of performance target, the amount previously recorded in the liability will be adjusted through share-based compensation expense. The Company will pay a determined monetary amount, up to the maximum cash amount based on the actual achievement of the performance target specified in the award, to the Trustee to purchase the Awarded Shares. Any cumulative compensation expense previously recognized as a liability will be transferred to additional paid-in capital.

Granted awards under the LTIP are as follows:

	Maximum cash amount	Covered	Performance target
Grant date	(in US$ millions)	financial years	determination date
March 13, 2024	0.7	note (a)	note (a)
August 5, 2024	19.3	2024-2026	note (b)
August 5, 2024	0.3	note (c)	note (c)
June 9, 2025	20.0	2025-2027	note (d)

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Notes:

(a)	This award does not stipulate performance targets and is subject to a vesting schedule of 25% on each of the first, second, third and fourth anniversaries of the date of grant.

(b)	The annual performance target determination dates are the dates of the announcements of the Group’s annual results for the financial years ending December 31, 2024, 2025 and 2026. Vesting occurs in 2027, three weeks after the date of completion of the share purchase for the awards for the financial year ending December 31, 2026.

(c)	This award does not stipulate performance targets and is subject to a vesting schedule of 50% on the first and second anniversaries of the date of grant.

(d)	The annual performance targets determination dates are the dates of the announcements of the Group’s annual results for the financial years ending December 31, 2025, 2026 and 2027. Vesting occurs in 2028, three weeks after the date of completion of the share purchase for the awards for the financial year ending December 31, 2027.

The Trustee has been set up solely for the purpose of purchasing and holding the Awarded Shares during the vesting period on behalf of the Company using funds provided by the Company. On the determination date, if any, the Company will determine the cash amount, based on the actual achievement of each annual performance target, for the Trustee to purchase the Awarded Shares. The Awarded Shares will then be held by the Trustee until they are vested.

The Trustee’s assets include treasury shares and funds for additional treasury shares, trustee fees and expenses. The number of treasury shares (in ordinary shares equivalent) held by the Trustee were as follows:

	Number of treasury shares	Cost (in US$’000)
As at January 1, 2024	17,612,685	66,987
Purchased	10,259,133	36,064
Vested	(11,154,360)	(42,127)
As at December 31, 2024	16,717,458	60,924
Vested	(4,134,157)	(15,442)
As at December 31, 2025	12,583,301	45,482

Based on the estimated achievement of performance conditions relating to annual results for the financial year ended December 31, 2025, the determined monetary amount for LTIP awards was US$3,760,000 which is recognized to share-based compensation expense over their requisite vesting period.

For the years ended December 31, 2025 and 2024, US$6,085,000 and US$12,632,000 of the LTIP awards were forfeited respectively based on the determined or estimated monetary amount as at the forfeiture date.

The following table presents the share-based compensation expenses recognized under the LTIP awards:

	Year Ended December 31,
	2025	2024	2023
	(in US$’000)
Research and development expenses	8,201	12,098	18,224
Selling and administrative expenses	3,972	6,028	11,690
Cost of revenue	606	414	502
	12,779	18,540	30,416
Recorded with a corresponding credit to:
Liability	1,770	3,710	11,364
Additional paid-in capital	11,009	14,830	19,052
	12,779	18,540	30,416

For the years ended December 31, 2025, 2024 and 2023, US$751,000, US$12,424,000 and US$4,563,000 were reclassified from liability to additional paid-in capital respectively upon LTIP awards reaching the determination date. As at December 31, 2025 and 2024, US$2,406,000 and US$1,443,000 were recorded in liabilities respectively.

As at December 31, 2025, the total unrecognized compensation cost was approximately US$7,002,000, which considers expected performance targets and the amounts expected to vest, and will be recognized over the requisite periods.

20. Revenue

The following table presents revenue disaggregated by contract type:

	Year Ended December 31, 2025
	Oncology/ Immunology	Other Ventures	Total
	(in US$’000)
Invoiced Goods — Marketed Products	100,637	—	100,637
— Distribution	—	262,973	262,973
Services — Commercialization of Marketed Products	45,300	—	45,300
License & Collaborations — Services	27,904	—	27,904
— Royalties	68,419	—	68,419
— Licensing	12,090	—	12,090
— Manufacturing supply	31,189	—	31,189
	285,539	262,973	548,512

Third parties	285,539	261,651	547,190
Related parties (Note 25(i))	—	1,322	1,322
	285,539	262,973	548,512

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	Year Ended December 31, 2024
	Oncology/ Immunology	Other Ventures	Total
	(in US$’000)
Invoiced Goods — Marketed Products	128,008	—	128,008
— Distribution	—	266,836	266,836
Services — Commercialization of Marketed Products	52,485	—	52,485
— Research and development	471	—	471
License & Collaborations — Services	57,968	—	57,968
— Royalties	71,041	—	71,041
— Licensing	43,000	—	43,000
— Manufacturing supply	10,392	—	10,392
	363,365	266,836	630,201

Third parties	362,894	262,982	625,876
Related parties (Note 25(i))	471	3,854	4,325
	363,365	266,836	630,201

	Year Ended December 31, 2023
	Oncology/ Immunology	Other Ventures	Total
	(in US$’000)
Invoiced Goods — Marketed Products	83,087	—	83,087
— Distribution	—	309,383	309,383
Services — Commercialization of Marketed Products	48,608	—	48,608
— Research and development	481	—	481
License & Collaborations — Services	80,397	—	80,397
— Royalties	32,470	—	32,470
— Licensing	278,855	—	278,855
— Manufacturing supply	4,718	—	4,718
	528,616	309,383	837,999

Third parties	528,135	301,119	829,254
Related parties (Note 25(i))	481	8,264	8,745
	528,616	309,383	837,999

The following table presents liability balances from contracts with customers:

	December 31,
	2025	2024
	(in US$’000)
Deferred revenue
Current — Oncology/Immunology segment (note (a))	31,362	50,007
Current — Other Ventures segment (note (b))	53	64
	31,415	50,071
Non-current — Oncology/Immunology segment (note (a))	20,132	48,432
Total deferred revenue (note (c) and (d))	51,547	98,503

Notes:

(a)	Oncology/Immunology segment deferred revenue relates to unamortized upfront and milestone payments, invoiced amounts for royalties where the customer has not yet completed the in-market sale and advance consideration received for cost reimbursements which are attributed to research and development services that have not yet been rendered as at the reporting date.

(b)	Other Ventures segment deferred revenue relates to payments in advance from customers for goods that have not been transferred and services that have not been rendered to the customer as at the reporting date.

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(c)	Estimated deferred revenue to be recognized over time as from the date indicated is as follows:

	December 31,
	2025	2024
	(in US$’000)
Not later than 1 year	31,415	50,071
Between 1 to 2 years	11,314	39,288
Between 2 to 3 years	4,666	4,084
Between 3 to 4 years	859	1,095
Later than 4 years	3,293	3,965
	51,547	98,503

(d)	As at January 1, 2025, deferred revenue was US$98.5 million, of which US$59.0 million was recognized during the year ended December 31, 2025.

License and collaboration agreement with Takeda Pharmaceuticals

On January 23, 2023 (as amended in June 2025), the Group and Takeda Pharmaceuticals International AG (“Takeda”) entered into an exclusive out-licensing agreement (the “Takeda Agreement”) in territories outside of Mainland China, Hong Kong and Macau (the “Territory”) to further the global development, commercialization and manufacturing of Fruzaqla, also known as fruquintinib, a targeted oncology therapy for the treatment of various types of solid tumors. Under the terms of the Takeda Agreement, the Group is entitled to receive a series of payments up to US$1.1 billion, including upfront, regulatory, development and commercial sales milestone payments, plus royalties on net sales in the Territory. Fruzaqla was successfully approved for commercialization in the US in November 2023, which triggered a regulatory approval milestone of US$35 million. For the year ended December 31, 2024, Takeda has delivered over US$200 million in net sales of Fruzaqla, which triggered a commercial sales milestone of US$20 million. Following the regulatory and first pricing approval of Fruzaqla in Japan in November 2024 and the regulatory approval and the first national reimbursement recommendation in Europe in December 2024, regulatory approval milestone payments of US$7 million and US$10 million were triggered respectively.

Upfront and cumulative milestone payments according to the Takeda Agreement achieved up to December 31, 2025 are summarized as follows:

(in US$’000)
Upfront payment	400,000
Regulatory approval milestone payments achieved	52,000
Commercial sales milestone payment achieved	20,000

Note: As of December 31, 2025, US$358.4 million of the upfront payment, US$52.0 million of the regulatory approval milestone payments and US$20.0 million of the commercial sales milestone payment were recognized as revenue, including US$47.5 million, US$2.8 million and nil respectively during the year ended December 31, 2025.

The Takeda Agreement has the following material performance obligations: (1) the licenses for the development and commercialization of Fruzaqla in the Territory and the manufacture of Fruzaqla for use in the Territory, (2) manufacturing supply and (3) services for research and development including ongoing clinical trials and regulatory submissions and manufacturing technology transfer.

The transaction price for these performance obligations includes the upfront payment, service cost reimbursements, milestone payments and sales-based royalties. Milestone payments are not included in the transaction price until they become probable that a significant reversal of revenue would not occur, which is generally when the criteria to receive the specified milestone are achieved.

The allocation of the transaction price to each relevant performance obligation was based on the relative standalone selling price of each performance obligation determined at the inception of the contract. Variable consideration is allocated entirely to a performance obligation or to a distinct good or service that forms part of a single performance obligation if the terms of the variable consideration relate to the satisfaction of the respective performance obligation and the amount allocated is consistent with the amount expected to be received for the satisfaction of the respective performance obligation. The standalone selling price of the licenses for the development and commercialization of Fruzaqla in the Territory and the manufacture of Fruzaqla for use in the Territory and manufacturing supply was determined using a discounted cash flow method based on the probability-weighted present value of forecasted cash flows associated with out-licensing Fruzaqla in the Territory, and the standalone selling price of the services for research and development of ongoing clinical trials, regulatory submissions and manufacturing technology transfer was determined using a cost plus margin approach based on the present value of estimated future service costs plus a reasonable margin. Significant assumptions included in the determination of the standalone selling prices for each performance obligation identified including forecasted revenue, probabilities of regulatory approvals, estimated future service costs, margin rates and discount rates. Based on these estimations, proportionate amounts of transaction price to be allocated to the licenses, and other performance obligations were 62% and 38% respectively at contract inception. Control of the licenses to Fruzaqla was transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Manufacturing supply is recognized at a point in time when the control of the goods is transferred. Services are performed over the term of the Takeda Agreement and amounts allocated are recognized over time using a percentage-of-completion method. Royalties are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

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Revenue recognized under the Takeda Agreement is as follows:

	Year Ended December 31,
	2025	2024	2023
	(in US$’000)
Manufacturing supply — Invoiced Marketed Products sales	45,050	51,378	5,053
— Allocated from upfront payment	31,189	10,392	4,718
Services — Research and development	1,284	18,949	33,892
— Allocated from upfront and milestone payments	17,538	25,384	28,494
Royalties — Marketed Products	44,357	39,386	2,092
Licensing — Allocated from upfront and milestone payments	1,640	32,300	278,855
	141,058	177,789	353,104

License and collaboration agreement with Eli Lilly

On October 8, 2013, the Group entered into a licensing, co-development and commercialization agreement in China with Eli Lilly and Company (“Lilly”) relating to Elunate (“Lilly Agreement”), as the China brand name for fruquintinib. Under the terms of the Lilly Agreement, the Group is entitled to receive a series of payments up to US$86.5 million, including upfront payments and development and regulatory approval milestones. Development costs after the first development milestone are shared between the Group and Lilly. Elunate was successfully commercialized in China in November 2018, and the Group receives tiered royalties in the range of 15% to 20% on all sales in China.

In December 2018, the Group entered into various amendments to the Lilly Agreement (the “2018 Amendment”). Under the terms of the 2018 Amendment, the Group is entitled to determine and conduct future life cycle indications (“LCI”) development of Elunate in China beyond the three initial indications specified in the Lilly Agreement and will be responsible for all associated development costs. In return, the Group will receive additional regulatory approval milestones of US$20 million for each LCI approved, for up to three LCI or US$60 million in aggregate, and will increase tiered royalties to a range of 15% to 29% on all Elunate sales in China upon the commercial launch of the first LCI. Additionally, through the 2018 Amendment, Lilly has provided consent, and freedom to operate, for the Group to enter into joint development collaborations with certain third-party pharmaceutical companies to explore combination treatments of Elunate and various immunotherapy agents. The 2018 Amendment also provided the Group rights to promote Elunate in provinces that represent 30% to 40% of the sales of Elunate in China upon the occurrence of certain commercial milestones by Lilly. Such rights were further amended below.

In July 2020, the Group entered into an amendment to the Lilly Agreement (the “2020 Amendment”) relating to the expansion of the Group’s role in the commercialization of Elunate across all of China. Under the terms of the 2020 Amendment, the Group is responsible for providing promotion and marketing services, including the development and execution of all on-the-ground medical detailing, promotion and local and regional marketing activities, in return for service fees on sales of Elunate made by Lilly. In October 2020, the Group commenced such promotion and marketing services. In addition, development and regulatory approval milestones for an initial indication under the Lilly Agreement were increased by US$10 million in lieu of cost reimbursement.

Upfront and cumulative milestone payments according to the Lilly Agreement achieved up to December 31, 2025 are summarized as follows:

(in US$’000)
Upfront payment	6,500
Development milestone payments achieved	40,000

The Lilly Agreement has the following performance obligations: (1) the license for the commercialization rights to Elunate and (2) the research and development services for the specified indications. The transaction price includes the upfront payment, research and development cost reimbursements, milestone payments and sales-based royalties. Milestone payments were not included in the transaction price until it became probable that a significant reversal of revenue would not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation was based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. Based on this estimation, proportionate amounts of transaction price to be allocated to the license to Elunate and the research and development services were 90% and 10% respectively. Control of the license to Elunate transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Conversely, research and development services for each specified indication are performed over time and amounts allocated are recognized over time using a percentage-of-completion method. Royalties are recognized as future sales occur as they meet the requirements for the sales-usage based royalty exception.

The 2018 Amendment is a separate contract as it added distinct research and development services for the LCIs to the Lilly Agreement. The 2020 Amendment related to the promotion and marketing services is a separate contract as it added distinct services to the Lilly Agreement. Such promotion and marketing services are recognized over time based on amounts that can be invoiced to Lilly. The 2020 Amendment related to the additional development and regulatory approval milestone amounts is a modification as it only affected the transaction price of research and development services for a specific indication under the Lilly Agreement, and therefore, such additional milestone amounts will be included in the transaction price accounted under the Lilly Agreement once the specified milestones are achieved.

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Revenue recognized under the Lilly Agreement and subsequent amendments is as follows:

	Year Ended December 31,
	2025	2024	2023
	(in US$’000)
Goods — Invoiced Marketed Products sales	16,205	15,826	16,966
Services — Commercialization of Marketed Products	45,300	52,485	48,608
— Research and development	31	230	2,828
— Allocated from upfront and milestone payments	—	—	12
Royalties — Marketed Products	15,389	18,022	16,560
	76,925	86,563	84,974

License and collaboration agreement with AstraZeneca

On December 21, 2011, the Group and AstraZeneca AB (publ) (“AZ”) entered into a global licensing, co-development, and commercialization agreement for Orpathys (“AZ Agreement”), also known as savolitinib, a novel targeted therapy and a highly selective inhibitor of the c-Met receptor tyrosine kinase for the treatment of cancer. Under the terms of the AZ Agreement, the Group is entitled to receive a series of payments up to US$140 million, including upfront payments and development and first-sale milestones. Additionally, the AZ Agreement contains possible significant future commercial sale milestones. Development costs for Orpathys in China will be shared between the Group and AZ, with the Group continuing to lead the development in China. AZ will lead and pay for the development of Orpathys for the rest of the world. Orpathys was successfully commercialized in China in July 2021, and the Group receives fixed royalties of 30% based on all sales in China. Should Orpathys be successfully commercialized outside China, the Group would receive tiered royalties from 9% to 13% on all sales outside of China.

In November 2021, the Group entered into an amendment which revised the sharing between the Group and AZ of development costs for Orpathys in China for non-small cell lung cancer (“NSCLC”), as well as adding potential development milestones.

Upfront and cumulative milestone payments according to the AZ Agreement achieved up to December 31, 2025 are summarized as follows:

(in US$’000)
Upfront payment	20,000
Development milestone payments achieved (note)	57,000
First-sale milestone payment achieved	25,000

Note: In June 2025, a new drug application for savolitinib in combination with osimertinib for the treatment of NSCLC was approved by the China National Medical Products Administration, which triggered a development milestone payment of US$11 million to the Group.

The AZ Agreement has the following performance obligations: (1) the license for the commercialization rights to Orpathys and (2) the research and development services for the specified indications. The transaction price includes the upfront payment, research and development cost reimbursements, milestone payments and sales-based royalties. Milestone payments were not included in the transaction price until it became probable that a significant reversal of revenue would not occur, which is generally when the specified milestone is achieved. The allocation of the transaction price to each performance obligation was based on the relative standalone selling prices of each performance obligation determined at the inception of the contract. Based on this estimation, proportionate amounts of transaction price to be allocated to the license to Orpathys and the research and development services were 95% and 5% respectively. Control of the license to Orpathys transferred at the inception date of the agreement and consequently, amounts allocated to this performance obligation were recognized at inception. Conversely, research and development services for each specified indication are performed over time and amounts allocated are recognized over time using a percentage-of-completion method.

Revenue recognized under the AZ Agreement and subsequent amendments is as follows:

	Year Ended December 31,
	2025	2024	2023
	(in US$’000)
Goods — Invoiced Marketed Products sales	9,899	10,874	15,013
Services — Research and development	8,278	13,072	14,993
— Allocated from upfront and milestone payments	773	333	77
Royalties — Marketed Products	8,673	13,633	13,818
Licensing — Allocated from upfront and milestone payments	10,450	5,700	—
	38,073	43,612	43,901

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21. Research and Development Expenses

Research and development expenses are summarized as follows:

	Year Ended December 31,
	2025	2024	2023
	(in US$’000)
Clinical trial related costs	80,072	135,652	199,728
Personnel compensation and related costs	58,317	69,079	93,030
Other research and development expenses	9,906	7,378	9,243
	148,295	212,109	302,001

Research and development expenses include expenditures for collaborative arrangements under ASC 808 to evaluate the combination of the Group’s drug compounds with the collaboration partners’ drug compounds. For the years ended December 31, 2025, 2024 and 2023, the Group has incurred US$3.9 million, US$10.9 million and US$22.0 million respectively, related to such collaborative arrangements.

22. Gain on Divestment of an Equity Investee

On April 25, 2025, the Group completed the divestment of an aggregate 45% equity interest out of 50% in SHPL to third parties for cash consideration of US$608.5 million (RMB4.5 billion), including an aggregate 35% equity interest to two China-based private-equity funds (“PE Buyers”) and 10% equity interest to the parent company of the existing 50% SHPL joint venture partner. In regard to the sales and purchase agreements with the PE Buyers, they include a profit guarantee clause with contingent payments capped at US$94.6 million (RMB696 million) based on growth targets of SHPL’s net income after tax for the 3 years up to 2027. As at December 31, 2025, provision for profit guarantee of US$80.0 million, which was the present value of the estimated profit guarantee to the PE Buyers, was included in other non-current liabilities and reflects interest accretion and foreign exchange. Any subsequent changes to estimated profit guarantee and accretion of the discount on the provision will be recognized in the gain on divestment of an equity investee.

The Group has the rights to nominate one director out of seven on SHPL’s board of directors, thus the Group continues to have significant influence and accounts for its remaining 5% equity interest in SHPL using the equity method of accounting.

The gain on divestment of an equity investee was recognized in the consolidated statement of operations as follows:

Year Ended December 31, 2025
(in US$’000)
Proceeds	608,503
Less: Provision for profit guarantee	(71,879)
Interest accretion on provision for profit guarantee	(4,495)
Carrying amount of 45% equity interest in SHPL	(48,680)
Accumulated other comprehensive loss and reserves	(2,733)
Transaction costs and others	(3,820)
Gain on divestment of an equity investee	476,896
Less: Tax expenses	(61,133)
Gain on divestment of an equity investee, net of tax	415,763

23. Government Grants

Government grants in the Oncology/Immunology segment are primarily given in support of R&D activities and construction projects which are conditional upon i) the Group spending a predetermined amount, regardless of success or failure of the research and development projects and/or ii) the achievement of certain stages of research and development projects being approved by the relevant PRC government authority. They are refundable to the government if the conditions are not met. Government grants in the Other Ventures segment are primarily given to promote local initiatives. These government grants may be subject to ongoing reporting and monitoring by the government over the period of the grant.

Government grants, which are deferred and recognized in the consolidated statements of operations over the period necessary to match them with the costs that they are intended to compensate, are recognized in other payables and accruals (Note 14) and other non-current liabilities. For the years ended December 31, 2025, 2024 and 2023, the Group received government grants of US$12.8 million, US$9.6 million and US$4.1 million respectively.

Government grants were recognized in the consolidated statements of operations as follows:

	Year Ended December 31,
	2025	2024	2023
	(in US$’000)
Research and development expenses	6,451	1,256	1,054
Other income (Note 24)	8,970	3,095	3,134
	15,421	4,351	4,188

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24. Other income/(expense)

	Year Ended December 31,
	2025	2024	2023
	(in US$’000)
Other income:
Government grants (Note 23)	8,970	3,095	3,134
Foreign exchange gains	4,998	5,060	8,661
Gain on investment in equity security (Note 12)	2,037	—	—
Others	3,705	2,119	1,154
	19,710	10,274	12,949
Other expense:
Provision for other taxes and surcharges	(5,510)	—	—
Impairment of property, plant and equipment	(89)	(2,915)	(3,678)
Impairment of right-of-use assets	—	(1,889)	(2,088)
Others	(168)	(80)	(2,636)
	(5,767)	(4,884)	(8,402)

25. Significant Transactions with Related Parties and Non-Controlling Shareholders of Subsidiaries

The Group has the following significant transactions with related parties and non-controlling shareholders of subsidiaries, which were carried out in the normal course of business at terms determined and agreed by the relevant parties:

(i)	Transactions with related parties:

	Year Ended December 31,
	2025	2024	2023
	(in US$’000)
Sales to:
Indirect subsidiaries of CK Hutchison Holdings Limited (“CK Hutchison”)	—	5	1,914
An equity investee	1,322	3,849	6,350
	1,322	3,854	8,264
Revenue from research and development services from:
An equity investee	—	471	481
Purchases from:
An equity investee	2,168	2,777	3,651
Rendering of marketing services from:
Indirect subsidiaries of CK Hutchison	—	—	150
Rendering of management services from:
An indirect subsidiary of CK Hutchison	1,109	1,087	997
Divestment of subsidiaries to:
An indirect subsidiary of CK Hutchison (note (a))	—	—	5,103

(ii)	Balances with related parties included in:

	December 31,
	2025	2024
	(in US$’000)
Accounts receivable — related parties
An equity investee (note (b))	224	452
Amounts due from related parties
An equity investee (note (b) and (c))	51,796	7,899
Other payables and accruals
Indirect subsidiaries of CK Hutchison (note (d) and (e))	1,840	1,928
An equity investee (note (b) and (f))	78	88
	1,918	2,016
Amounts due to related parties (note (g))
An indirect subsidiary of CK Hutchison (note (e))	6,251	6,475
An equity investee (note (f))	74	142
	6,325	6,617

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Notes:

(a)	On December 7, 2023, the Group completed a transaction to divest Hutchison Hain Organic (Hong Kong) Limited and HUTCHMED Science Nutrition Limited to an indirect subsidiary of CK Hutchison for proceeds of US$5,103,000. A gain on divestment of US$96,000 was recorded in other income for the year ended December 31, 2023.

(b)	Balances with related parties are unsecured, repayable on demand and interest-free. The carrying values of balances with related parties approximate their fair values due to their short-term maturities. No allowance for credit losses has been made for amounts due from related parties for the years ended December 31, 2025 and 2024.

(c)	As at December 31, 2025, dividends receivable of US$51,796,000 (December 31, 2024: US$6,795,000) was included in amounts due from related parties. As at December 31, 2025, the non-current portion $41,381,000 will be received no later than December 31, 2028.

(d)	Amounts due to indirect subsidiaries of CK Hutchison are unsecured, repayable on demand and interest-bearing if not settled within one month.

(e)	As at December 31, 2025 and 2024, a branding liability payable of US$1,538,000 was included in amounts due to related parties under other payables and accruals. As at December 31, 2025 and 2024, US$6,251,000 and US$6,475,000 of the branding liability payable was included in amounts due to related parties respectively.

(f)	Includes other deferred income representing amounts recognized from granting of commercial, promotion and marketing rights.

(g)	Amounts due to related parties of US$6,617,000 as at December 31, 2024 was separately presented from other non-current liabilities on the consolidated balance sheets to conform with current year presentation.

(iii)	Transactions with non-controlling shareholders of subsidiaries:

	Year Ended December 31,
	2025	2024	2023
	(in US$’000)
Sales	51,139	54,532	66,417
Purchases	639	288	5,733
Dividends declared	—	1,000	9,068
Distribution service fee	22	216	369

(iv)	Balances with non-controlling shareholders of subsidiaries included in:

	December 31,
	2025	2024
	(in US$’000)
Accounts receivable	11,280	8,084
Accounts payable	90	77
Other payables and accruals	248	427

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26. Income Taxes

(i)	Income tax expense/(benefit)

	Year Ended December 31,
	2025	2024	2023
	(in US$’000)
Current tax
PRC (note (a) and (b))	63,748	1,723	1,767
US and others (note (c))	(22)	161	471
HK (note (d))	2	—	45
	63,728	1,884	2,283
Deferred income tax (benefit)/expense
PRC (note (a) and (b))	(492)	2,434	2,400
US and others	374	2,874	(137)
HK	—	—	(37)
	(118)	5,308	2,226
Income tax expense	63,610	7,192	4,509

Notes:

(a)	Taxation in the PRC has been provided for at the applicable rate on the estimated assessable profits less estimated available tax losses, if any, in relevant entities. Under the PRC Enterprise Income Tax Law (the “EIT Law”), the standard enterprise income tax rate is 25%. In addition, the EIT Law provides for a preferential tax rate of 15% for companies which qualify as HNTE. HUTCHMED Limited and its wholly-owned subsidiary HUTCHMED (Suzhou) Limited qualify as HNTE up to December 31, 2025 and 2026 respectively.

Pursuant to the EIT law, a 10% withholding tax is levied on dividends paid by PRC companies to their foreign investors. A lower withholding tax rate of 5% is applicable under the China-HK Tax Arrangement if direct foreign investors with at least 25% equity interest in the PRC companies are Hong Kong tax residents, and meet the conditions or requirements pursuant to the relevant PRC tax regulations regarding beneficial ownership. For the years ended December 31, 2024 and 2023, since the equity holder of the equity investment in SHPL was a Hong Kong incorporated company and Hong Kong tax resident that met the aforesaid requirements, the Company has used 5% to provide for deferred tax liabilities on retained earnings which were anticipated to be distributed. For the year ended December 31, 2025, following the divestment of 45% equity interest in SHPL (Note 22), the equity holder of the equity investment in SHPL no longer met the aforesaid requirements for the 5% withholding tax rate. Therefore, from the date of completion of the divestment, the deferred tax liabilities on the anticipated dividend distribution from retained earnings of SHPL was provided at 10% withholding tax rate. As at December 31, 2025, 2024 and 2023, the amounts accrued in deferred tax liabilities relating to withholding tax on dividends were determined on the basis of the distributable reserves of SHPL which will be distributed as dividends under related regulations.

Pursuant to PRC Bulletin on Issues of Enterprise Income Tax and Indirect Transfers of Assets by Non-PRC Resident Enterprises, an indirect transfer of a PRC resident enterprise by a non-PRC resident enterprise, via the transfer of an offshore intermediate holding company, shall be subject to PRC withholding tax under certain conditions.

(b)	Income tax expense in the PRC for the year ended December 31, 2025 mainly includes US$61.1 million comprising US$59.5 million arising from the divestment of 45% equity interest in SHPL (Note 22) calculated at 10% of the excess of the divestment proceeds over the cost of acquiring the equity investment in SHPL and additional US$1.6 million withholding tax accrued on declared dividends of SHPL up to the closing date of the said divestment as explained in note (a).

(c)	The Company’s subsidiary in the US with operations primarily in New Jersey is subject to US taxes, primarily federal and state taxes, which have been provided for at approximately 21% (federal) and 0% to 11.5% (state tax) on the estimated assessable profits over the reporting years. Certain income receivable by the Company is subject to US withholding tax of 30%. Certain of the Group’s subsidiaries are subject to corporate tax in the UK and EU countries at 25% and 19% to 25%, respectively, on the estimated assessable profits in relation to their presence in these countries.

(d)	The Company, its certain subsidiaries incorporated in the British Virgin Islands and Cayman Islands, and its Hong Kong subsidiaries are subject to Hong Kong profits tax where the standard Hong Kong profits tax rate is 16.5%. In addition, under the Hong Kong two-tiered profits tax rates regime, the first HK$2.0 million (US$0.3 million) of assessable profit of a qualifying corporation within the Group will be taxed at 8.25%, with the remaining assessable profits taxed at 16.5%. Hong Kong profits tax has been provided for at the relevant rates on the estimated assessable profits less estimated available tax losses, if any, of these entities as applicable.

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After the prospective adoption of ASU 2023-09 for the year ended December 31, 2025, the reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the statutory tax rate of the Company against the Group’s income before income taxes and equity in earnings of equity investees is as follows. The statutory tax rate of HK is applied given that the Company satisfies the criteria for HK tax residency.

	Year Ended December 31, 2025
	(in US$’000)
Income before income taxes and equity in earnings of equity investees
PRC	471,147
US and others	93
HK	27,451
Income before income taxes and equity in earnings of equity investees	498,691
Tax calculated at the statutory tax rate of the Company	82,284	16.5%
Tax effects of:
Different tax jurisdictions
PRC
Different tax rate applicable to gain from divestment of an equity investee	(30,998)	-6.2%
Withholding tax on dividends and earnings from an equity investee	2,885	0.6%
Changes in valuation allowances	12,628	2.5%
Preferential tax deduction	(14,835)	-3.0%
Preferential tax rate difference	(2,090)	-0.4%
Expenses related to divestment of an equity investee	11,760	2.3%
Exchange difference	2,836	0.6%
Other items	3,331	0.6%
US and other tax jurisdictions	336	0.1%
Nontaxable interest income	(6,607)	-1.3%
Changes in valuation allowance	1,974	0.4%
Others	106	0.1%
Income tax expense	63,610	12.8%

The reconciliation of the Group’s reported income tax expense to the theoretical tax amount that would arise using the tax rates of the Company against the Group’s (loss)/income before income taxes and equity in earnings of equity investees is as follows:

	Year Ended December 31,
	2024	2023
	(in US$’000)
(Loss)/income before income taxes and equity in earnings of equity investees	(1,107)	58,308
Tax calculated at the statutory tax rate of the Company	(183)	9,621
Tax effects of:
Different tax rates applicable in different jurisdictions	(2,400)	541
Tax valuation allowance	24,254	26,629
Preferential tax rate difference	(18)	(3,065)
Preferential tax deduction and credits	(22,608)	(32,667)
Expenses not deductible for tax purposes	10,129	7,086
Withholding tax on undistributed earnings of a PRC entity	2,323	2,386
Income not subject to tax	(5,719)	(5,826)
Temporary difference	998	(817)
Others	416	621
Income tax expense	7,192	4,509

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(ii)	Deferred tax assets and liabilities

The significant components of deferred tax assets and liabilities are as follows:

	December 31,
	2025	2024
	(in US$’000)
Deferred tax assets
Cumulative tax losses	318,320	297,775
Others	16,465	14,011
Total deferred tax assets	334,785	311,786
Less: Valuation allowance	(322,130)	(299,338)
	12,655	12,448
Deferred tax liabilities
Undistributed earnings from a PRC entity	255	2,990

The movements in deferred tax assets and liabilities are as follows:

	2025	2024	2023
	(in US$’000)
As at January 1	9,458	13,972	12,656
Movement of previously recognized withholding tax on undistributed earnings	2,781	740	3,674
(Charged)/Credited to the consolidated statements of operations
Withholding tax on undistributed earnings of a PRC entity	(51)	(2,323)	(2,385)
Deferred tax on amortization of intangible assets	—	6	18
Deferred tax on temporary differences, tax loss carried forward and research tax credits	169	(2,991)	142
Reclassification from current tax	—	—	11
Divestment of subsidiaries	—	—	(49)
Exchange differences	43	54	(95)
As at December 31	12,400	9,458	13,972

The deferred tax assets and liabilities are offset when the deferred income taxes relate to the same fiscal authority.

The cumulative tax losses can be carried forward against future taxable income and will expire in the following years:

	December 31,
	2025	2024
	(in US$’000)
No expiry date	119,736	94,876
2025	—	34,066
2026	47,598	45,465
2027	61,117	58,373
2028	105,421	100,681
2029	174,283	166,441
2030	243,783	230,851
2031	386,281	368,881
2032	605,216	577,954
2033	171,510	163,785
2034	130,325	124,299
2035	49,972	—
	2,095,242	1,965,672

The Company believes that it is more likely than not that future operations outside the US will not generate sufficient taxable income to realize the benefit of the deferred tax assets. Certain of the Company’s subsidiaries have had sustained tax losses, which will expire within five years if not utilized in the case of PRC subsidiaries (ten years for HNTEs), and which will not be utilized in the case of Hong Kong, BVI and Cayman Islands subsidiaries as they do not generate taxable profits. Accordingly, a valuation allowance has been recorded against the relevant deferred tax assets arising from the tax losses.

A US subsidiary of the Company has approximately US$5.0 million and US$1.3 million US Federal and New Jersey state research tax credits which will expire between 2041 and 2044 (Federal) and 2028 and 2031 (New Jersey) respectively, if not utilized.

The table below summarizes changes in the deferred tax valuation allowance:

	2025	2024	2023
	(in US$’000)
As at January 1	299,338	283,522	264,639
Charged to consolidated statements of operations	14,558	24,254	26,629
Utilization of previously unrecognized tax losses	(3)	(2)	(39)
Write-off of tax losses	(5,277)	(612)	(112)
Divestment of subsidiaries	—	—	(433)
Others	119	20	—
Exchange differences	13,395	(7,844)	(7,162)
As at December 31	322,130	299,338	283,522

As at December 31, 2025, 2024 and 2023, the Group did not have any material unrecognized uncertain tax positions.

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(iii)	Income tax payable

	2025	2024	2023
	(in US$’000)
As at January 1	1,549	2,580	1,112
Current tax	63,728	1,884	2,283
Withholding tax upon dividend declaration from a PRC entity	2,781	740	3,674
Tax paid (note)	(62,411)	(3,587)	(3,728)
Reclassification from prepaid tax	631	(41)	(397)
Reclassification to deferred tax	—	—	11
Reclassification to non-current liabilities	(4,287)	—	—
Divestment of subsidiaries	—	—	(177)
Exchange difference	92	(27)	(198)
As at December 31	2,083	1,549	2,580

Note: Income taxes paid (net of refunds) by jurisdiction for the year ended December 31, 2025 is as follows:

Year Ended December 31, 2025
(in US$’000)
PRC	62,358
US and others	53
HK	—
Total	62,411

27. Earnings Per Share

(i)	Basic earnings per share

Basic earnings per share is calculated by dividing the net income attributable to the Company by the weighted average number of outstanding ordinary shares in issue during the year. Treasury shares held by the Trustee are excluded from the weighted average number of outstanding ordinary shares in issue for purposes of calculating basic earnings per share.

	Year Ended December 31,
	2025	2024	2023
Weighted average number of outstanding ordinary shares in issue	858,276,608	855,351,683	849,654,296
Net income attributable to the Company (US$’000)	456,909	37,729	100,780
Basic earnings per share attributable to the Company (US$ per share)	0.53	0.04	0.12

(ii)	Diluted earnings per share

Diluted earnings per share is calculated by dividing net income attributable to the Company by the weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents include shares issuable upon the exercise or settlement of share options and LTIP awards issued by the Company using the treasury stock method.

	Year Ended December 31,
	2025	2024	2023
Weighted average number of outstanding ordinary shares in issue	858,276,608	855,351,683	849,654,296
Effect of share options and LTIP awards	14,614,512	17,477,446	19,542,052
Weighted average number of outstanding ordinary shares in issue and dilutive ordinary share equivalents outstanding	872,891,120	872,829,129	869,196,348
Net income attributable to the Company (US$’000)	456,909	37,729	100,780
Diluted earnings per share attributable to the Company (US$ per share)	0.52	0.04	0.12

28. Segment Reporting

The Group’s operating segments are Oncology/Immunology and Other Ventures.

Oncology/Immunology focuses on discovering, developing, and commercializing targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. Oncology/Immunology is further segregated into two core business areas:

(a)	R&D: comprises research and development activities covering drug discovery, development, manufacturing and regulatory functions, out-licensing of in-house developed drugs, as well as administrative activities to support research and development operations; and

(b)	Marketed Products: comprises the invoiced sales, marketing, manufacture and distribution of drugs developed from research and development activities including out-licensed marketed products.

Other Ventures comprises other commercial businesses which include the sales, marketing, manufacture and distribution of other prescription drugs and healthcare products.

In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment mainly on the basis of headcount or usage, depending on the nature of the relevant costs and expenses. The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

The performance of the reportable segments is assessed based on segment net income/(loss) attributable to the Company.

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(i)	Segment information:

	Year Ended December 31, 2025
	Oncology/Immunology
	R&D	Marketed Products	Subtotal	Other Ventures	Unallocated	Total
	(in US$’000)
Revenue from external customers	71,183	214,356	285,539	262,973	—	548,512
Cost of revenue	—	(82,856)	(82,856)	(253,493)	—	(336,349)
Research and development expenses	(148,295)	—	(148,295)	—	—	(148,295)
Selling expenses	—	(32,212)	(32,212)	(4,094)	—	(36,306)
Administrative expenses	(34,332)	(1,614)	(35,946)	(4,754)	(26,022)	(66,722)
Gain on divestment of an equity investee	—	—	—	—	476,896	476,896
Interest income	879	—	879	88	48,910	49,877
Interest expense	(2,035)	—	(2,035)	(488)	(342)	(2,865)
Equity in earnings of equity investees, net of tax	(1,902)	—	(1,902)	24,553	—	22,651
Income tax expense	(658)	(388)	(1,046)	(568)	(61,996)	(63,610)
Other segment items	4,524	(319)	4,205	1,285	7,630	13,120
Net (loss)/income attributable to the Company	(110,636)	96,967	(13,669)	25,502	445,076	456,909
Depreciation/ amortization	(11,814)	(1,312)	(13,126)	(106)	(76)	(13,308)
Additions to non-current assets (other than financial instruments and deferred tax assets)	10,331	20,000	30,331	201	64	30,596

	Year Ended December 31, 2024
	Oncology/Immunology
	R&D	Marketed Products	Subtotal	Other Ventures	Unallocated	Total
	(in US$’000)
Revenue from external customers	91,831	271,534	363,365	266,836	—	630,201
Cost of revenue	—	(92,783)	(92,783)	(256,101)	—	(348,884)
Research and development expenses	(212,109)	—	(212,109)	—	—	(212,109)
Selling expenses	—	(44,287)	(44,287)	(4,330)	—	(48,617)
Administrative expenses	(36,126)	(784)	(36,910)	(4,996)	(22,390)	(64,296)
Interest income	818	—	818	182	39,080	40,080
Interest expense	(1,825)	—	(1,825)	(653)	(394)	(2,872)
Equity in earnings of an equity investee, net of tax	—	—	—	46,469	—	46,469
Income tax expense	(3,475)	(841)	(4,316)	(513)	(2,363)	(7,192)
Other segment items	3,662	(176)	3,486	830	633	4,949
Net (loss)/income attributable to the Company	(157,224)	132,663	(24,561)	47,724	14,566	37,729
Depreciation/ amortization	(11,331)	(762)	(12,093)	(158)	(90)	(12,341)
Additions to non-current assets (other than financial instruments and deferred tax assets)	13,442	—	13,442	2,194	1,234	16,870

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	Year Ended December 31, 2023
	Oncology/Immunology
	R&D	Marketed Products	Subtotal	Other Ventures	Unallocated	Total
	(in US$’000)
Revenue from external customers	364,451	164,165	528,616	309,383	—	837,999
Cost of revenue	—	(91,726)	(91,726)	(292,721)	—	(384,447)
Research and development expenses	(302,001)	—	(302,001)	—	—	(302,001)
Selling expenses	—	(45,505)	(45,505)	(7,887)	—	(53,392)
Administrative expenses	(46,134)	(1,832)	(47,966)	(5,435)	(26,383)	(79,784)
Interest income	802	—	802	455	34,888	36,145
Interest expense	(279)	—	(279)	(38)	(442)	(759)
Equity in earnings of an equity investee, net of tax	—	—	—	47,295	—	47,295
Income tax expense	(628)	(159)	(787)	(1,201)	(2,521)	(4,509)
Other segment items	9,293	715	10,008	421	(6,196)	4,233
Net income/(loss) attributable to the Company	25,504	25,658	51,162	50,272	(654)	100,780
Depreciation/ amortization	(7,640)	—	(7,640)	(344)	(223)	(8,207)
Additions to non-current assets (other than financial instruments and deferred tax assets)	41,338	—	41,338	330	86	41,754

	December 31, 2025
	Oncology/Immunology
	R&D	Marketed Products	Subtotal	Other Ventures	Unallocated	Total
	(in US$’000)
Total assets	175,378	91,353	266,731	117,359	1,369,007	1,753,097
Property, plant and equipment	94,194	—	94,194	370	59	94,623
Right-of-use assets	1,451	—	1,451	918	658	3,027
Leasehold land	10,954	—	10,954	—	—	10,954
Intangible asset (note)	—	8,941	8,941	—	—	8,941
Goodwill	—	—	—	3,112	—	3,112
Investment in equity investees	5,725	—	5,725	5,140	—	10,865

Note: During the year ended December 31, 2025, tazemetostat was granted approval by the National Medical Products Administration of China for the treatment of adult patients with relapsed or refractory follicular lymphoma with EZH2 mutation, triggering a US$10 million milestone payment, and a corresponding intangible asset was recognized.

	December 31, 2024
	Oncology/Immunology
	R&D	Marketed Products	Subtotal	Other Ventures	Unallocated	Total
	(in US$’000)
Total assets	225,661	88,502	314,163	194,604	765,429	1,274,196
Property, plant and equipment	91,929	—	91,929	448	121	92,498
Right-of-use assets	1,845	—	1,845	1,615	1,037	4,497
Leasehold land	10,706	—	10,706	—	—	10,706
Goodwill	—	—	—	2,990	—	2,990
Investment in an equity investee	—	—	—	77,765	—	77,765
Investment in equity security	5,000	—	5,000	—	—	5,000

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Unallocated mainly represent corporate expenses which include corporate administrative costs, corporate employee benefit expenses and the relevant share-based compensation expenses, net of interest income, as well as other one-off items. Unallocated assets mainly comprise cash and cash equivalents and short-term investments.

(ii)	Geographic information:

	Year Ended December 31,
	2025	2024	2023
	(in US$’000)
Revenue from external customers:
PRC	407,454	452,413	484,895
US and Others	141,058	177,788	353,104
	548,512	630,201	837,999

	December 31,
	2025			2024
	PRC	US and Others	Total	PRC	US and Others	Total
	(in US$’000)
Total assets	1,705,638	47,459	1,753,097	1,212,722	61,474	1,274,196
Property, plant and equipment	94,183	440	94,623	91,849	649	92,498
Right-of-use assets	2,489	538	3,027	4,086	411	4,497
Leasehold land	10,954	—	10,954	10,706	—	10,706
Other intangible asset	8,941	—	8,941	—	—	—
Goodwill	3,112	—	3,112	2,990	—	2,990
Investment in equity investees	5,140	5,725	10,865	77,765	—	77,765
Investment in equity security	—	—	—	5,000	—	5,000

(iii)	Other information:

A summary of customers which accounted for over 10% of the Group’s revenue for the years ended December 31, 2025, 2024 and 2023 is as follows:

	Year Ended December 31,
	2025	2024	2023
	(in US$’000)
Customer A	141,058	177,789	353,104
Customer B	75,759	85,361	84,065

Customer A and B are included in Oncology/Immunology.

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29. Note to Consolidated Statements of Cash Flows

Reconciliation of net income for the year to net cash (used in)/generated from operating activities:

	Year Ended December 31,
	2025	2024	2023
	(in US$’000)
Net income	457,732	38,170	101,094
Adjustments to reconcile net income to net cash (used in)/generated from operating activities
Depreciation and amortization	13,308	12,341	8,207
(Gain)/loss on disposals of property, plant and equipment	(21)	10	86
Impairment of property, plant and equipment	89	2,915	3,678
Provision for excess and obsolete inventories, net	(213)	645	552
Provision for credit losses, net	(75)	(98)	125
Share-based compensation expense — share options	2,513	3,069	6,184
Share-based compensation expense — LTIP	12,779	18,540	30,416
Equity in earnings of equity investees, net of tax	(22,651)	(46,469)	(47,295)
Gain from divestment of equity investees	(476,896)	—	(45)
Dividends received from SHPL	6,987	34,936	42,308
Gain on investment in ImageneBio	(2,037)	—	—
Out-licensing income from Inmagene	—	(5,000)	—
Changes in income tax balances	1,199	3,605	780
Changes in right-of-use assets	1,572	51	3,692
Gain from divestment of subsidiaries	—	—	(96)
Unrealized currency translation loss/(gain)	1,921	(49)	(1,574)
Changes in operating assets and liabilities
Accounts receivable	28,862	(38,545)	(21,336)
Other receivables, prepayments and deposits	(4,635)	(3,256)	8,624
Amounts due from related parties	(3)	228	(339)
Inventories	9,542	(772)	4,135
Accounts payable	3,012	6,194	(32,542)
Other payables and accruals	(48,551)	2,433	(4,409)
Lease liabilities	(2,423)	325	(1,752)
Deferred revenue	(49,564)	(25,966)	119,810
Other non-current assets	1,540	(1,408)	364
Amounts due to related parties	(292)	(1,452)	(1,402)
Other non-current liabilities	1,648	50	(7)
Total changes in operating assets and liabilities	(60,864)	(62,169)	71,146
Net cash (used in)/generated from operating activities	(64,657)	497	219,258

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30. Litigation

From time to time, the Group may become involved in litigation relating to claims arising from the ordinary course of business. The Group believes that there are currently no claims or actions pending against the Group, the ultimate disposition of which could have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. When an unfavorable outcome occurs, there exists the possibility of a material adverse impact on the Group’s financial position, results of operations or cash flows for the periods in which the unfavorable outcome occurs, and potentially in future periods.

On May 17, 2019, Luye Pharma Hong Kong Ltd. (“Luye”) issued a notice to the Group purporting to terminate a distribution agreement that granted the Group exclusive commercial rights to Seroquel in the PRC for failure to meet a pre-specified target. The Group disagrees with this assertion and believes that Luye have no basis for termination. As a result, the Group commenced legal proceedings in 2019 in order to seek damages. On October 21, 2021 (and a decision on costs and interest in December 2021), the Group was awarded an amount of US$36.0 million (RMB253.2 million) with interest of 5.5% per annum from the date of the award until payment and recovery of costs of approximately US$2.2 million (collectively the “Award”). On June 27, 2022, Luye provided the Group a bank guarantee of up to RMB286.0 million (updated to RMB335.2 million on February 28, 2026) to cover the Award amounts, pending the outcome of an application by Luye to the High Court of Hong Kong to set aside the Award and subsequent appeals. On July 26, 2022, Luye’s application to set aside the Award was dismissed by the High Court with costs awarded in favor of the Group. On October 7, 2022, Luye filed a Notice of Appeal to the Court of Appeal regarding the dismissal and the notice was accepted on November 8, 2022. On June 6, 2023, an appeal hearing filed by Luye was heard by the Court of Appeal and judgment is awaited. The legal proceedings are ongoing and as no Award amounts have been received as at the issuance date of these consolidated financial statements, no Award amounts have been recognized and no adjustment has been made to Seroquel-related balances as at December 31, 2025. Such Seroquel-related balances include accounts receivable, accounts payable and other payables of US$1.1 million, US$0.9 million and US$1.2 million respectively.

31. Restricted Net Assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s subsidiaries in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries in the PRC are required to make certain appropriations of net after-tax profits or increases in net assets to the statutory surplus fund prior to payment of any dividends. In addition, registered share capital and capital reserve accounts are restricted from withdrawal in the PRC, up to the amount of net assets held in each subsidiary. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in their ability to transfer their net assets to the Group in terms of cash dividends, loans or advances, with restricted portions amounting to US$2.0 million and US$1.6 million as at December 31, 2025 and 2024 respectively, which excludes the Company’s subsidiaries with a shareholders’ deficit. Even though the Group currently does not require any such dividends, loans or advances from the PRC subsidiaries, for working capital and other funding purposes, the Group may in the future require additional cash resources from the Company’s subsidiaries in the PRC due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends to make distributions to shareholders.

In addition, the Group has an equity investee in the PRC, where the Group’s equity in undistributed earnings amounted to US$2.6 million and US$59.8 million as at December 31, 2025 and 2024 respectively.

32. Subsequent Events

The Group evaluated subsequent events through March 5, 2026, which is the date when the consolidated financial statements were issued.

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